                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         THE ELDER-BEERMAN STORES CORP.
                           (Name of Subject Company)

                         THE ELDER-BEERMAN STORES CORP.
                       (Name of Person Filing Statement)

                             ---------------------

                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                             ---------------------

                                   284470101
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                STEVEN C. MASON
                         THE ELDER-BEERMAN STORES CORP.
                                3155 EL-BEE ROAD
                               DAYTON, OHIO 45439
                                 (937) 296-2700
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                with copies to:

                                JOSEPH M. RIGOT
                               THOMPSON HINE LLP
                           2000 COURTHOUSE PLAZA N.E.
                               DAYTON, OHIO 45401
                                 (937) 443-6586

                             ---------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"). The address of the principal executive offices of the Company is 3155 El-Bee Road, Dayton, Ohio 45439. The telephone number of the Company at its principal executive offices is (937) 296-2700.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Statement") relates is the Common Shares, no par value, of the Company (the "Shares"). As of September 15, 2003, there were 11,585,457 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by Elder Acquisition Corp., an Ohio corporation ("Purchaser") and an indirect wholly owned subsidiary of The Bon-Ton Stores, Inc., a Pennsylvania corporation ("Parent"), to purchase all of the issued and outstanding Shares (including the associated preferred stock purchase rights) at a purchase price of $8.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer." The Offer was commenced by the Purchaser on September 23, 2003 and expires at 12:00 Midnight, New York City time, on Tuesday, October 21, 2003, unless extended in accordance with its terms (the "Expiration Date").

     The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the "Schedule TO"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on September 23, 2003. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit
(a)(1) and Exhibit (a)(2) hereto, respectively, and each is hereby incorporated herein by reference.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2003, by and among Parent, Purchaser and the Company (as such agreement may from time to time be amended or supplemented, the "Merger Agreement"). The Merger Agreement provides that following the completion of the Offer, Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by
(i) Parent, Purchaser or the Company, and (ii) shareholders who are entitled to demand and have properly demanded their appraisal rights under Section 1701.85 of the Ohio General Corporation Law (the "OGCL")) will be converted into the right to receive in cash the same price per Share paid pursuant to the Offer, without interest thereon (the "Merger Price").

     The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 2801 East Market Street, York, Pennsylvania 17402 and that the telephone number at such principal executive offices is (717) 757-7660.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), attached hereto as Annex A and hereby incorporated herein by reference. Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

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     THE MERGER AGREEMENT.  The following summary of the material terms of the
Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as an exhibit to this Statement and is hereby incorporated herein by reference.

     THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as practicable (but in no event later than the fifth business day) after the initial public announcement of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition, the Financing Condition, the Control Bid Condition, the HSR Condition (each as defined below) and certain other conditions that are described in the Merger Agreement. Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made that decreases the price per Share payable in the Offer, decreases the maximum number of Shares to be purchased in the Offer, changes the form of the consideration payable in the Offer, adds to or changes the conditions to the Offer, waives the Minimum Tender Condition or modifies or amends any other condition to the Offer in any manner that is materially adverse to the holders of Shares.

     The Offer is conditioned upon, among other things, the following:

     - there being validly tendered and not withdrawn before the Expiration Date a number of Shares that, together with the Shares then owned by Parent and its subsidiaries, represents at least two-thirds of the total number of Shares outstanding on a fully diluted basis (the "Minimum Tender Condition");

     - Parent having available to it proceeds under new financings sufficient, together with cash on hand, to consummate the Offer and the Merger and to refinance all debt of the Company and Parent that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Merger or the financing thereof and to pay all related fees and expenses (the "Financing Condition");

     - the expiration of the period during which the Ohio Division of Securities may suspend the Offer pursuant to Sections 1707.01, 1707.041 and 1707.042 of the Ohio Revised Code (the "Ohio Control Bid Law"), without the occurrence of any such suspension (or if a suspension shall have occurred, it shall no longer be continuing), or Parent being satisfied, in its reasonable discretion, that the Ohio Control Bid Law is invalid or inapplicable to the acquisition of the Shares as described herein (the "Control Bid Condition"); and

     - the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), as amended (the "HSR Condition").

     The Merger Agreement provides that Purchaser may, without the consent of the Company, (i) extend the Offer beyond the Expiration Date in increments of not more than 10 business days each, if at the then scheduled Expiration Date any of the conditions to Purchaser's obligation to purchase Shares are not satisfied, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, or the staff thereof, applicable to the Offer, or (iii) make available a subsequent offering period of between three and 20 business days to permit additional tenders of Shares (a "Subsequent Offering Period") as set forth in the Offer to Purchase. In addition, the Merger Agreement provides that if the conditions to the Offer are not satisfied or, to the extent permitted by the Merger Agreement, waived by Parent or Purchaser as of the date that the Offer would otherwise have expired, then, except to the extent that such conditions are incapable of being satisfied, at the request of the Company, Purchaser will extend the Offer from time to time until the earlier of October 31, 2003 or the consummation of the Offer. During any such extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and, except if a Subsequent Offering Period is commenced, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended.

     The Merger Agreement provides that promptly upon the date that Shares are first accepted for payment by Purchaser pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company's Board of Directors as shall give Purchaser representation on the Company's Board of Directors equal to the product of the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares then beneficially owned by
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Purchaser and Parent following such purchase bears to the total number of Shares then outstanding. The Company has agreed, at such time, to use its reasonable best efforts to cause Purchaser's designees to be elected as directors of the Company. Notwithstanding the foregoing, at all times following the purchase of Shares pursuant to the Offer and prior to the Merger, the Merger Agreement provides that the Company shall be entitled to have four directors on the Company's Board of Directors who are current directors on the Company's Board of Directors, including the current Chief Executive Officer of the Company and three members of the Company's Board of Directors who are not employed by the Company and who are not affiliates, associates or employees of Parent or Purchaser. All Purchaser nominees will promptly resign from the Company's Board of Directors if the Offer Price for any of the Shares accepted for payment pursuant to the Offer is not promptly paid in accordance with the terms of the Offer.

     The Merger Agreement provides that, as soon as practicable after the date the Schedule TO, including the Offer to Purchase, is filed with the SEC, the Company shall file with the SEC this Statement and shall mail this Statement to the holders of the Shares.

     THE MERGER. The Merger Agreement provides for Purchaser to merge with and into the Company. The Company will be the surviving corporation in the Merger and will become an indirect wholly owned subsidiary of Parent. All of the Shares, other than Shares held by Parent or Purchaser or in the Company's treasury, or held by shareholders who properly exercise dissenters' rights under the OGCL, will be converted into the right to receive $8.00 net per Share in cash, without interest and less any applicable withholding taxes. All of the Shares converted in the Merger will be automatically cancelled. The holders of the Shares will cease to have any rights in the Shares other than the right to receive the merger consideration upon surrender of the applicable share certificates.

     SHAREHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company, acting through its Board of Directors, shall, if required by the OGCL in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Shareholders' Meeting") as soon as reasonably practicable following the date that Purchaser accepts Shares for purchase at which meeting the Merger Agreement shall be submitted to the Company's shareholders for the purpose of voting on the adopting of the Merger Agreement and obtaining approval of the adoption of the Merger Agreement by holders of at least two-thirds of the Shares. If the Minimum Tender Condition is satisfied and Purchaser acquires in the Offer at least two-thirds of the outstanding Shares, Purchaser shall have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     PROXY STATEMENT. The Merger Agreement provides that the Company shall, if approval of the Company's shareholders is required by the OGCL to consummate the Merger, as soon as reasonably practicable after Purchaser accepts Shares for purchase pursuant to the Offer, prepare and file with the SEC under the Exchange Act a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Shareholders' Meeting and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. In addition, the Company has agreed to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares at the earliest practicable time. The Company has agreed to include in the Proxy Statement the recommendation of the Board that the shareholders of the Company approve and adopt the Merger Agreement. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90% of the then outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective, in accordance with the OGCL, as promptly as practicable after the expiration of the Offer, without a meeting of the Company's shareholders.

     ARTICLES OF INCORPORATION; CODE OF REGULATIONS; DIRECTORS AND OFFICERS. After the Merger, the articles of incorporation and code of regulations of Purchaser will become the articles of incorporation and code of regulations of the Company, as the surviving corporation in the Merger. The articles of incorporation of Purchaser will be amended at the effective time of the Merger (the "Effective Time") to reflect that the name of the surviving corporation in the Merger is "The Elder-Beerman Stores Corp." The directors and officers of Purchaser at the Effective Time of the Merger will become the directors and officers of the Company, as the surviving corporation in the Merger.

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     CONSIDERATION TO BE RECEIVED BY THE COMPANY'S SHAREHOLDERS. At the
Effective Time of the Merger, each of the outstanding Shares, other than Shares held by Parent or Purchaser or in the Company's treasury, or held by shareholders who properly exercise dissenters' rights under the OGCL, will be converted into the right to receive $8.00 per Share in cash, without interest and less any applicable withholding taxes.

     Each share of the common stock of Purchaser outstanding at the Effective Time of the Merger will become one fully paid and non-assessable common share of the Company, as the surviving corporation in the Merger.

     STOCK OPTIONS AND DEFERRED SHARES. The Merger Agreement provides that all of the outstanding options to acquire Shares and all deferred shares granted under the Company's Equity and Performance Incentive Plan will be cancelled at the Effective Time of the Merger, whether or not the options are then exercisable and whether or not the deferred shares are subject to the deferral limitations under such plan. In exchange for such cancellation, (i) option holders will receive with respect to each option a payment equal to the amount by which the merger consideration per Share exceeds the exercise price applicable to the option, multiplied by the number of Shares subject to the option and (ii) holders of deferred shares will receive the merger consideration per deferred share. After the Effective Time of the Merger, option holders and holders of deferred shares will have no further rights in the options or deferred shares that were cancelled and the surviving corporation will have no options to purchase common shares or deferred shares outstanding.

     REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company has made customary representations and warranties to Parent and Purchaser in the Merger Agreement. These representations and warranties relate to:

     - the organization, qualification and capital structure of the Company and its subsidiaries;

     - the Company's power and authority to enter into the Merger Agreement and complete the Merger, and the validity, binding effect and enforceability of the Merger Agreement against the Company;

     - the absence of any conflict between the Company's entering into the Merger Agreement or completing the Merger and the Company's governing documents, agreements or other obligations;

     - the consents and approvals of governmental authorities and other parties that are required in connection with the Merger Agreement and the Merger;

     - the Company's compliance with its obligation to make periodic filings with the SEC and the compliance of such filings with applicable law;

     - the absence of any material changes or developments with respect to the Company;

     - the absence of any material liabilities that should have been disclosed in the Company's financial statements;

     - the absence of any litigation or outstanding judgments against the Company that could have a material adverse effect on the Company or on its ability to complete the Merger;

     - the accuracy of the information the Company supplied for use in the Offer to Purchase and the information in this Statement;

     - the Company's compliance with all governmental permits and licenses that it is required to have;

     - the absence of any breaches or violations under any of the Company's governing documents or its contracts with third parties, the validity and enforceability of such contracts, and the termination of the merger agreement with Wright Holdings, Inc. and Wright Sub, Inc.;

     - the Company's compliance with applicable tax laws and the Company's filing of all required tax returns;

     - the Company's compliance with the terms of its employee benefit plans and applicable law in the operation of the employee benefit plans;

     - the Company's compliance with all applicable labor laws, and the absence of any material litigation against the Company by its current or former employees;

                                        4
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     - the Company's compliance with all applicable environmental laws;

     - the Company's valid ownership of the real property that it owns, and the existence of valid leases with respect to the real property that it leases;

     - the Company's valid ownership of the intellectual property rights that it uses in its business;

     - the validity of the Company's insurance policies;

     - the absence of any transactions with affiliates;

     - the vote of the Company's shareholders that is required to adopt the Merger Agreement;

     - the receipt by the Company of an opinion from RBC Dain Rauscher Inc., as our financial advisor, regarding the fairness to the Company's shareholders, from a financial point of view, of the consideration to be paid to the Company's shareholders in the Offer and the Merger;

     - the Company's taking all necessary actions to prevent the Company's shareholder rights agreement from applying to the Merger Agreement, the Offer or the Merger (the Company amended its shareholder rights agreement on September 15, 2003 so that it does not apply to the Merger Agreement, the Offer or the Merger); and

     - the inapplicability of various Ohio anti-takeover statutes to the Merger Agreement, the Offer and the Merger.

     REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER. Parent and Purchaser have made customary representations and warranties to the Company in the Merger Agreement. These representations and warranties relate to:

     - the organization and qualification of Parent and Purchaser;

     - the power and authority of Parent and Purchaser to enter into the Merger Agreement and complete the Offer and the Merger, and the validity, binding effect and enforceability of the Merger Agreement against them;

     - the absence of any conflict between Parent and Purchaser entering into the Merger Agreement or completing the Offer and the Merger and their governing documents, agreements or other obligations;

     - the consents and approvals of governmental authorities and other parties that are required in connection with the Merger Agreement, the Offer and the Merger;

     - the accuracy of the information contained in the Offer to Purchase and supplied by Parent and Purchaser for inclusion in this Statement;

     - the absence of any litigation or outstanding judgments against Parent or Purchaser that could have a material adverse effect on them or on their ability to complete the Offer and the Merger;

     - the capitalization of Purchaser; and

     - the receipt by Parent of binding written commitments from financial institutions to obtain the funds necessary to complete the Offer and the Merger and to pay certain other expenses.

     COVENANTS OF THE COMPANY. During the period from the date of the Merger Agreement until the time that Shares are first accepted for payment pursuant to the Offer or the earlier termination of the Merger Agreement, except as expressly permitted by the Merger Agreement or to the extent that Parent otherwise consents in writing, the Company has agreed to:

     - conduct its business in the ordinary course consistent with past practice;

     - use commercially reasonably efforts to preserve intact its present business organization, reputation and relationships, keep available the services of its key officers and employees, and maintain its assets and properties; and

     - confer on a regular basis with Parent regarding its business and operations and matters relevant to the Merger.

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     The Company has also agreed that during this period, except as expressly permitted by the Merger Agreement or to the extent that Parent otherwise consents in writing, the Company will not, nor will it permit its subsidiaries to, do any of the following:

     - amend its articles of incorporation or its code of regulations;

     - declare, set aside or pay any dividends on any of its capital shares;

     - split, combine or reclassify any of its capital shares or issue any securities in substitution for any of its capital shares;

     - adopt a plan of liquidation, merger, consolidation, restructuring or reorganization;

     - redeem, repurchase or otherwise acquire any capital shares;

     - issue, deliver or sell any capital shares or any securities convertible into capital shares;

     - acquire any business or any assets other than inventory or other assets to be used or sold in the ordinary course of the Company's business;

     - sell or lease any assets or properties other than sales of inventory in the ordinary course of business or sale of assets in the aggregate of less than $250,000;

     - make any tax election or settle or compromise any material income tax liability other than as required by law;

     - incur any indebtedness for borrowed money except pursuant to the existing credit facility;

     - enter into, amend or terminate any of the Company's employee benefit plans or agreements, pay any benefits not required by existing compensation arrangements, increase the compensation of any of the Company's directors or officers, or increase the compensation or benefit of any non-officer employee except for normal increases in the ordinary course of business;

     - enter into any contract or amend or modify any existing contracts, or enter into any new transaction with any affiliates outside of the ordinary course of business or not on an arms length basis;

     - make any capital expenditures for the opening of any new stores or the expansion or remodeling of any existing stores or any other material capital projects;

     - settle or compromise any litigation in excess of $100,000 in the aggregate, net of insurance coverage;

     - make any change in lines of business; or

     - enter into any contract, commitment or arrangement to do or engage in any of the foregoing.

     NO SOLICITATION. The Merger Agreement provides that neither the Company nor its directors, officers, employees, advisors, representatives or subsidiaries may, directly or indirectly:

     - initiate, solicit or encourage any inquiries or the making by any third party of any proposal (including any proposal or offer to the Company's shareholders) relating to an alternative acquisition proposal (which includes any merger, consolidation or other business combination involving the Company or any of its subsidiaries and any acquisition of a significant portion of the assets or securities of the Company or any of its subsidiaries);

     - engage in any negotiations or discussions with, or provide any confidential information to, any third party relating to an alternative acquisition proposal; or

     - grant any waiver or release under any confidentiality, standstill or similar agreement with respect to the Company's equity securities.

     However, the Company's Board of Directors is not prohibited from furnishing information to (but only pursuant to a confidentiality agreement having terms and conditions that are no less favorable than the terms and conditions of the confidentiality agreement between Parent and the Company) or entering into discussions or negotiations with any third party who makes an unsolicited alternative acquisition proposal if a majority of the independent directors determines in good faith (after receiving advice from reputable outside counsel that there is a reasonable basis to conclude that the failure to take such action would result in a breach of the Company's

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

Board of Directors' fiduciary duties under applicable law) that the alternative acquisition proposal is or presents a reasonable likelihood of resulting in a proposal that provides greater value to the Company's shareholders, is reasonably likely to be completed and is supported by comparable financing.

     The Company's Board of Directors is also not prohibited from taking and disclosing to its shareholders a position required under the federal securities laws with regard to an alternative acquisition proposal, or making any disclosure to its shareholders, if in the good faith judgment of a majority of the Company's disinterested directors (after receiving advice from reputable outside counsel to that effect) there is a reasonable basis to believe that such disclosure is required by law.

     The Company is required to promptly notify Parent if the Company receives any alternative acquisition proposal or any request for information relating to the Company by any third party that has made or is considering making an alternative acquisition proposal, and is required to keep Parent fully informed on a current basis of the status and details of any alternative acquisition proposal. The Company may not enter into any agreement or arrangement or make any recommendation to its shareholders (other than as required by law) with respect to any alternative acquisition proposal for one business day after delivery of notice to Parent of its intention to enter into such an agreement or arrangement with another party or to make such a recommendation to its shareholders. During such one-day period, the Company must negotiate exclusively in good faith with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated by the Merger Agreement. Any such adjustments to the terms and conditions of the Merger Agreement are at the discretion of the parties.

     EXPENSES. Except as provided for in the below section entitled Expense Reimbursement and Termination Fees, the Merger Agreement provides that, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses. Parent agreed to pay the filing fee in connection with the filings required under the HSR Act. Parent agreed to pay, and has paid, to the Company $3 million to reimburse the Company for a portion of the amount paid by the Company to Wright Holdings, Inc. pursuant to the terminated merger agreement between the Company and Wright Holdings, Inc.

     CONDITIONS TO THE MERGER. The obligation of Parent and the Company to complete the Merger is subject to the satisfaction of the following conditions:

     - the adoption of the Merger Agreement by the holders of at least two-thirds of the Company's outstanding Shares if such vote is required by applicable law;

     - the termination or expiration of any waiting period applicable to the Merger under the HSR Act;

     - the absence of any law or order of any governmental authority that prohibits the completion of the Merger; and

     - the purchase of Shares, validly tendered and not withdrawn, by Purchaser pursuant to the Offer.

     Neither Parent nor the Company are permitted under the terms of the Merger Agreement to waive any of these conditions.

     TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the completion of the Merger, whether before or after adoption of the Merger Agreement by the Company's shareholders:

     - by mutual written agreement of the Company, Parent and Purchaser duly authorized by action taken by or on behalf of their respective boards of directors (with, in the case of the Company following the date Shares are first accepted for payment by Purchaser pursuant to the Offer, the concurrence of the post-Offer independent directors);

     - by Parent upon written notice to the Company if an occurrence or circumstance (unless caused by Parent or Purchaser) has rendered the conditions to the Offer incapable of being satisfied, and (i) Purchaser shall have failed to commence the Offer in accordance with the terms of the Merger Agreement or (ii) the Offer shall have been terminated or shall have expired without Purchaser having purchased any Shares pursuant to the Offer;

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

     - by either Parent or the Company upon written notification to other if any court or other governmental or regulatory authority shall have issued a law or order making illegal or otherwise restricting, preventing or prohibiting the Offer or the Merger and any such order shall have become final and non-appealable;

     - by Parent upon written notification to the Company, prior to the purchase of the Shares pursuant to the Offer, if (i) Parent or Purchaser discover that there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, which breach is not curable or which has not been cured within the earlier of 30 days following receipt by the Company of notice of such breach from Parent or October 31, 2003, (ii) the Company's Board of Directors withdraws or modifies or qualifies in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger or has approved, recommended or entered into any agreement with respect to any alternative proposal or failed to reconfirm its recommendation of the Merger Agreement, the Offer and the Merger within 10 business days following a reasonable written request for such reconfirmation by Parent, or (iii) there has not been validly tendered and not withdrawn prior to the Expiration Date at least two-thirds of the Shares, on a fully diluted basis, and prior to October 31, 2003 a person shall have made or modified a written alternative proposal to the Company and not withdrawn such proposal;

     - by the Company upon written notification to Parent if (i) the Company discovers that there has been a material breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement, which breach is not curable or which has not been cured within the earlier of 30 days following receipt by Parent of notice of such breach from the Company or October 31, 2003 or (ii) the Company's Board of Directors receives an unsolicited bona fide alternative proposal and the Company's Board of Directors determines in good faith (after receiving advice from reputable outside legal counsel on their fiduciary duties) that the alternative proposal is reasonably likely to result in a superior proposal and was not solicited by it; provided that the Company must pay to Parent the expense reimbursement fee and termination fee described below; or

     - by the Company if there is no material breach of any representation, warranty, covenant or agreement on the part of the Company that has not been cured and (i) Purchaser shall have failed to commence the Offer as required, (ii) the Offer has been terminated or has expired without Purchaser having purchased any Shares pursuant to the Offer, or (iii) Purchaser shall have failed to pay for Shares pursuant to the Offer prior to October 31, 2003.

     If the Merger Agreement is terminated, then the Merger Agreement will become null and void and none of the Company, Parent or Purchaser will be obligated to complete the Merger.

     EXPENSE REIMBURSEMENT AND TERMINATION FEES. If the Merger Agreement is terminated under any of the following circumstances, then the Company is required to pay to Parent an expense reimbursement fee, not to exceed $1.0 million, for all reasonable documented out-of-pocket fees and expenses incurred by Parent in connection with the Merger Agreement:

     - if an alternative proposal is publicly disclosed or proposed and Parent terminates the Merger Agreement because Purchaser has failed to commence the Offer or because at least two-thirds of the Shares were not validly tendered and not withdrawn prior to October 31, 2003;

     - if an alternative proposal is publicly disclosed or proposed and the Company terminates the Merger Agreement because Purchaser has failed to commence the Offer as required;

     - if Parent terminates the Merger Agreement because the Offer has been terminated or has expired without Purchaser having purchased any Shares pursuant to the Offer (assuming Parent and Purchaser were not in material breach of any of their representations, warranties, covenants or agreements that has not been cured);

     - if the Company terminates the Merger Agreement because either the Offer has been terminated or has expired without Purchaser having purchased any Shares pursuant to the Offer or Purchaser has failed to pay for the Shares pursuant to the Offer prior to October 31, 2003 (assuming Parent and Purchaser were not in material breach of any of their representations, warranties, covenants or agreements that has not been cured);

     - if Parent terminates the Merger Agreement because it discovers that there has been a material breach of the Merger Agreement by the Company (other than a breach of the Company's "no solicitation" covenants or the Company's obligations with respect to approval of the Offer and filing of this Statement).

     Reimbursable fees and expenses include all fees and expenses payable to all banks, investment banking firms and other financial institutions and their respective agents and counsel for acting as financial advisor with respect to, or arranging or providing any financing for, the Merger.

     If the Merger Agreement is terminated for any reason other than because of a breach by Parent or Purchaser or as a consequence of the failure to satisfy the Financing Condition, then in addition to any other termination fee or expense reimbursement fee, the Company is required to repay to Parent the $3 million that was paid by Parent to the Company for use by the Company in paying to Wright Holdings, Inc. a portion of the termination fee and expense reimbursement fees payable in connection with the termination of the merger agreement with Wright Holdings, Inc.

     The Company is also required to pay Parent a termination fee of $2.0 million if all of the following shall occur:

     - an alternative proposal is publicly disclosed or proposed;

     - the Merger Agreement is terminated and the Company is obligated to pay to Parent the expense reimbursement fee under the circumstances described above; and

     - concurrently or within 12 months of termination, the Company enters into a definitive agreement with respect to an alternative proposal or does not recommend against an alternative proposal in the case of a tender offer.

     If Parent terminates the Merger Agreement due to the breach by the Company of the "no solicitation" covenants or the Company's obligations with respect to approval of the Offer and filing of this Statement as set forth in the Merger Agreement, the Company is required to pay Parent the expense reimbursement fee and if, within 12 months of such termination, the Company announces or enters into an alternative acquisition proposal, the Company must pay Parent the termination fee.

     If the Merger Agreement is terminated (i) by the Company to pursue an alternative acquisition proposal or (ii) by Parent if the Board of Directors of the Company withdraws or modifies or qualifies in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger, or approves, recommends or enters into any agreement with respect to any other alternative proposal or fails to reconfirm its recommendation of the Merger Agreement, the Offer and the Merger within 10 business days following a reasonable written request for such reconfirmation by Parent, then the Company is required to pay Parent the expense reimbursement fee plus the termination fee.

     AMENDMENTS. The Merger Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the Company (with, in the case of the Company following the date Shares are first accepted for payment by Purchaser pursuant to the Offer, the concurrence of the post-Offer independent directors), Parent and Purchaser at any time prior to the Effective Time of the Merger, whether prior to or after the approval of the Company shareholders of the Merger shall have been obtained, but after such adoption and approval only to the extent permitted by applicable law.

     COMPANY STOCK OPTIONS. The Merger Agreement provides that all of the outstanding options to acquire Shares granted under the Company's Equity and Performance Incentive Plan will be cancelled at the Effective Time of the Merger, whether or not the options are then exercisable. In exchange for such cancellation, option holders will receive with respect to each option a payment equal to the amount by which $8.00 per Share exceeds the exercise price applicable to the option, multiplied by the number of shares subject to the option. After the Effective Time of the Merger, option holders will have no further rights in the options that were cancelled in connection with the Merger.

     The Merger Agreement also provides that each outstanding deferred share granted under the Company's Equity and Performance Incentive Plan, whether or not subject to deferral limitations under such plan, will be cancelled at the Effective Time of the Merger. In exchange for such cancellation, the holders of deferred shares will receive with respect to each deferred share an amount equal to $8.00 per share. After the Effective Time of the Merger, holders of deferred shares will have no further rights in the deferred shares that were cancelled in connection with the Merger.

     COMPANY EMPLOYEE BENEFIT PLANS. In the Merger Agreement, Parent has agreed that it will, during the period commencing at the date that Purchaser first accepts Shares tendered in the Offer and ending December 31, 2003: (i) maintain the Company's current employee benefit plans, except as may be required by applicable law; or (ii) to the extent that such benefit plans are not so maintained, cause the Company to maintain benefit plans that are substantially comparable, in the aggregate, to the Company's current employee benefit plans. The Merger Agreement provides that this requirement does not apply to the Company's Equity and Performance Incentive Plan or any other plans providing equity or equity-based awards.

     The Merger Agreement provides that the benefit plans in which the Company's employees participate following the date that Purchaser first accepts Shares tendered in the Offer will: (i) credit, for vesting and eligibility purposes only, all service performed for the Company prior to such date, but not for benefit accrual (including eligibility for any subsidized early retirement pension amount); (ii) waive any pre-existing condition exclusions (other than pre-existing conditions that, as of such date, have not been satisfied under any of the Company's current employee benefit plans); and (iii) provide that any covered expenses incurred on or before such date during the plan year of the applicable benefit plan of the Company will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after such date.

     The Merger Agreement also provides that, following the date that Purchaser first accepts Shares tendered in the Offer until January 1, 2005, Parent shall cause the Company's Employment Termination Pay Plan to be maintained on terms no less favorable than the terms of such plan on the date of the Merger Agreement. Parent also agrees to cause the Company to pay to any person employed by the Company on the date that Purchaser first accepts Shares tendered in the Offer who becomes eligible to receive a severance payment under the Employment Termination Pay Plan at any time after the date that Purchaser first accepts Shares tendered in the Offer and prior to January 1, 2005 an amount equal to the greater of: (i) the severance amount payable to such employee under the Employment Termination Pay Plan; and (ii) the severance amount that would be payable to a comparable employee of Parent under Parent's severance program then in effect.

     In the Merger Agreement, the Company's Board of Directors agreed to amend the Company's Equity and Performance Incentive Plan to provide that following the date that Purchaser first accepts Shares tendered in the Offer: (i) no participant in the plan shall be entitled to defer any portion of an annual incentive award; and (ii) participants in the plan on the date that Purchaser first accepts Shares tendered in the Offer will be entitled to receive an annual incentive award for the 2003 fiscal year of the Company in accordance with the provisions of the plan, but in no event will a participant's annual incentive award be less than such participant's annualized award for the fiscal year of the Company ending February 2, 2003, subject to certain requirements. Parent agreed to cause the Company to pay all such annual incentive awards earned by employees of the Company no later than April 15, 2004.

     The purchase of Shares by Purchaser pursuant to the Offer will constitute a "change of control" or "change of ownership" under the Company's employment and severance agreements with its senior officers. For a description of these agreements and the benefits that may become payable following the completion of the Offer, see the Information Statement attached as Annex A.

     INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Merger Agreement provides that, from and after the date that Purchaser first accepts Shares tendered in the Offer until the sixth anniversary of the Effective Time of the Merger, Parent shall indemnify, advance expenses to, and hold harmless the present and former directors and officers of the Company and its subsidiaries, in each case to the fullest extent permitted by law, in respect of acts or omissions occurring prior to or after the date that Purchaser first accepts Shares tendered in the Offer. From and after the Effective Time of the Merger, Parent shall cause the articles of incorporation and code of regulations of the Company to contain provisions substantially similar, in terms of the rights granted, to the provisions with respect to indemnification and insurance set forth in the Company's current articles of incorporation and code of regulations, which provisions shall not be amended in any manner prior to the sixth anniversary of the Effective Time of the Merger that would adversely affect the rights thereunder of the Company's employees, agents, directors or officers for acts or omissions occurring on or prior to the Effective Time of the Merger, except if such amendment is required by applicable law. Any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth in the Company's articles of incorporation or code of regulations shall be made by independent counsel selected by Parent and reasonably acceptable to such officer or director. Parent shall pay such counsel's fees and expenses so long as such officer or director does not challenge any such determination by such independent counsel.

     DIRECTORS' AND OFFICERS' LIABILITY INSURANCE. The Merger Agreement provides that, with respect to acts or omissions occurring on or prior to the date that Purchaser first accepts Shares tendered in the Offer or, with respect to directors and officers who continue to serve until the Effective Time of the Merger, on or prior to the Effective Time of the Merger, Parent and the Company shall, until the sixth anniversary of the Effective Time of the Merger and for so long thereafter as any claim for insurance coverage asserted on or prior to such sixth anniversary has not been fully adjudicated, cause to be maintained in effect, at no cost to the beneficiaries thereof, to the extent available, the directors' and officers' liability insurance policies maintained by the Company and its subsidiaries as of the date of the Merger Agreement. Under the terms of the Merger Agreement, Parent and the Company are required to maintain such insurance coverage only to the extent that it can be maintained at an annual cost of not greater than 200% of the annual premium for the Company's current directors' and officers' liability insurance policies. If such insurance coverage cannot be purchased or maintained at a cost not greater than that amount, then Parent and the Company are required to provide as much insurance coverage as can be purchased or maintained at such amount.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     As used in this Item 4, unless the context indicates another meaning the terms "Elder-Beerman," "we," "us" and "our" mean the Company and its subsidiaries together and the term "board" means the Board of Directors of the Company.

     RECOMMENDATION OF OUR BOARD. At a meeting of the Board of Directors held on September 15, 2003, the independent directors of the Company (with one director absent) unanimously (i) determined that the Merger Agreement, the Offer and the proposed Merger are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved the Merger Agreement, the Offer and the proposed Merger, and (iii) recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer. At such meeting, the Board of Directors also, among other things, approved, for purposes of Rule 16b-3 under the Exchange Act, the disposition by the directors and executive officers of the Company of securities in the Offer and the Merger.

     THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     A letter to the Company's shareholders communicating the recommendation of the Board of Directors appears as the cover page to this Statement. The letter is also filed as Exhibit (a)(3) to this Statement and is hereby incorporated herein by reference.

     BACKGROUND OF THE OFFER; CONTACTS WITH PARENT AND PURCHASER. Our board of directors has believed since February 2000 that a transaction relating to the sale of the Company under the right circumstances could be beneficial to our shareholders.

     On February 28, 2000, we publicly announced that we had engaged Wasserstein Perella & Co., as our financial advisor, to explore strategic alternatives (including a sale of the Company, a merger with another retailer or a divestiture of stores). As of February 27, 2000, the closing price of our Shares was $4.19. Thereafter, we contacted various parties that our then advisor believed might be interested in acquiring us. At that time, we entered into confidentiality agreements with eight parties, including four possible strategic buyers, and shared confidential information with each of them. We received non-binding indications of interest from two of these parties. One of the potential buyers did not make a definitive offer because it was not able to obtain bank financing. The other party made a non-binding offer on July 19, 2000, to acquire all of our Shares at a price of $5.25 per share. Members of the board and our then financial advisor discussed the $5.25 per share offer with our two largest shareholders -- PPM America, Inc. and Snyder Capital Management, Inc., who in August 2000 owned, respectively, approximately 13% and 20% of our then outstanding Shares. These shareholders indicated that they would not support any transaction at a price of $5.25 per share. After taking into account the position of our largest shareholders and additional discussions with the board's then financial advisor, the board determined to terminate any further sale discussions at that time.

     On August 11, 2000, we announced that we ceased exploring strategic alternatives and would focus our efforts on developing and implementing our strategic business plan. However, to provide our shareholders an opportunity to sell all or a portion of their Shares at prices in excess of prevailing market prices, we commenced a "dutch auction" self-tender on September 8, 2000. We offered to purchase up to 3,333,333 of our Shares (plus an additional 2% of our then outstanding Shares) at a price between $4.50 and $6.00 per Share in cash. On October 5, 2000, the tender offer was concluded, and we purchased 3,462,363 of our then outstanding Shares for a price of $5.00 per Share or an aggregate price of $17.3 million. Immediately after this purchase, we had 11,437,326 shares outstanding.

     On October 6, 2000, our Shares closed at a price of $4.50 per Share. During the period from October 6, 2000 through May 16, 2003, the average closing price for our stock was $2.96 per Share, and the closing price did not again reach or exceed $4.50 per share until after an announcement on May 16, 2003 that we agreed to enter into exclusive discussions with a potential purchaser of the Company. During this period, while we pursued our strategic business plan, our board remained receptive to considering a possible sale transaction as a means of maximizing shareholder value.

     On and after August 9, 2002, the Company received a number of expressions of interest concerning a possible acquisition of the Company, all of which were described in greater detail in the preliminary proxy statement filed by the Company with the SEC on August 29, 2003.

     On August 19, 2002, our board hired RBC Dain Rauscher Inc. ("RBC"), a member company of RBC Capital Markets, to act as our financial advisor generally and to assist us, in particular, in evaluating strategic alternatives and in considering a preliminary offer letter we had previously received on August 9, 2002. Before selecting RBC, we interviewed six investment banking firms. RBC was selected primarily for its retail industry expertise and its willingness to make senior personnel readily available to assist us.

     The receipt of these proposals led to a process in which two bidders, one of which was Wright Holdings, Inc., were instructed on May 12, 2003 by Thompson Hine, as the Company's counsel, to submit their last and best offers and that a final decision would be made on the basis of the bids submitted. Both parties agreed to submit sealed bids by 4:30 p.m. on bid letters that contained identical terms except for the bid price. Wright Holdings, Inc. submitted the highest bid of $6.00 per Share in cash. Subject to our board's approval, the executive committee accepted Wright Holdings, Inc.'s bid on May 13, 2003, which it agreed to submit to our board for consideration and approval on May 14, 2003. The bid letter, when approved by our board, would constitute a basis for exclusive negotiations between Wright Holdings, Inc. and us at the specified price (the "exclusivity letter") with a view to executing a definitive acquisition agreement.

     Our board met on May 14, 2003 to consider whether to approve the exclusivity agreement with Wright Holdings, Inc. Our legal and financial advisors were also present. Mr. Mason reviewed the events that occurred since the last board meeting on April 11, 2003 that had resulted in the proposed exclusivity letter with Wright Holdings, Inc. During this approximately one-month period there had been four meetings of the executive committee at which the committee reviewed the various steps we took that eventually led to the proposed exclusivity letter. The committee's objective was to maximize shareholder value, and accordingly, it allowed the discussions and negotiations with the various bidders to proceed in a manner that the committee believed was likely to result in the highest offer price for our Shares from a bidder that our board would likely consider to be financially capable of completing an acquisition transaction.

     RBC then provided background information concerning Goldner Hawn Johnson & Morrison Incorporated, the sole shareholder of Wright Holdings, Inc., and its potential access to funding in order to enable Wright Holdings, Inc. to acquire us.

     Thompson Hine reviewed with the directors the following provisions of the exclusivity agreement:

     - Wright Holdings, Inc.'s indication of interest in acquiring us at a price of $6.00 per Share in cash;

     - Our agreement to negotiate exclusively with Wright Holdings, Inc. for a 45-day period;

     - Our mutual agreement to negotiate a definitive acquisition agreement during the exclusivity period; and

     - Our agreement, that if we do not enter into a definitive acquisition agreement with Wright Holdings, Inc. and another party acquired us prior to May 31, 2004 at a price in excess of $6.00 per Share, to reimburse Wright Holdings, Inc.'s reasonable documented out-of-pocket expenses up to $250,000 (subsequently increased by amendment of the exclusivity letter to $500,000) and a topping fee of $500,000.

     Our board, after considering many of the factors discussed at "Reasons for the Recommendation of Our Board of Directors," approved the exclusivity agreement.

     On May 16, 2003, we publicly announced that we "had recently received unsolicited expressions of interest relating to the possible acquisition of the Company. After considering these expressions of interest, the Company entered into a letter agreement with one of the interested parties. Under this letter agreement, the Company and the interested party will discuss, on an exclusive basis for a limited period of time, the possible sale of the Company."

     Over the course of the next 40 days there were extensive discussions and negotiations among Mr. Mason, RBC, our counsel and a representative of, and counsel for, Wright Holdings, Inc. Messrs. Bergren and Tomechko did not participate on behalf of Wright Holdings, Inc. or the Company in any discussions or negotiations relating to the terms of the sale transaction or the definitive merger agreement.

     A regular meeting of our board was scheduled to be held on June 4, 2003 prior to our annual meeting of shareholders on June 5, 2003. Given that ongoing negotiations with Wright Holdings, Inc. appeared to be progressing towards a definitive merger agreement, the board meetings held on June 4 and 5, 2003 were principally devoted to updating our board on such progress and considering the proposed merger transaction. RBC and Thompson Hine participated in the meetings, and Mr. Bergren and Mr. Tomechko also attended a portion of the meetings.

     At the meeting of our board on June 4, 2003 Thompson Hine reviewed with the board its fiduciary duties under applicable law, including those duties in connection with the sale of a company. Our directors discussed our efforts to sell the Company in 2000 when a number of strategic and other parties were invited to submit bids for us, which resulted in the receipt of one indication of interest from a strategic buyer at $5.25 per Share on July 19, 2000. RBC commented that market valuations for department store chains had, in general, deteriorated since that time and that we, in particular, had experienced a significant decline in the trading price of our stock. A discussion ensued concerning the likelihood of interest by other potential buyers. In this respect, the directors noted that no strategic buyer had made an offer to acquire us since July 2000, notwithstanding our depressed stock price, as well as the fact that our public announcement on May 16, 2003 alerted potential buyers that we would be considering a sale transaction. It was also noted that the period from the signing of the merger agreement to the consummation of the transaction, including the fact that the holders of two-thirds of our shares would have to approve any merger, would likely provide a period of time of at least 90 days after the signing and announcement of the merger agreement for other potential bidders to submit bona fide proposals to acquire all of the stock of the Company on terms superior to the proposed merger. Our board considered with its advisors whether the expense reimbursement fee of up to $1.0 million and the termination fee of $2.0 million payable to Wright Holdings, Inc. if the Company were to terminate the merger agreement and accept another offer was likely to deter potential bidders. The board considered that these payments would add approximately $0.23 per Share in additional cost to an alternative transaction with another bidder. The board believed that this amount would not deter interested parties from making an offer for the Company. Thompson Hine then reviewed the merger agreement with the board, focusing on certain key provisions. These provisions included sections relating to the circumstances that would permit the board to accept a higher offer if a higher offer emerged, related expense and termination fee payments, the nature and extent of the Company's representations and warranties, the circumstances that would permit Wright Holdings, Inc. to terminate the merger agreement in the event of a material adverse change or the failure of its lenders to fund financing commitments, provisions relating to payments in lieu of employee options and incentive shares, and the provisions relating to the board's recommendation of the merger.

     At the meeting of our board on June 5, 2003, RBC indicated that it understood that in the near future the board would likely request it to render an opinion as to the fairness, from a financial point of view, of the consideration to be paid in the proposed merger transaction and that today's meeting was for informational purposes only. RBC then reviewed generally with the board the various valuation methodologies and analyses it follows in order to be able to render a fairness opinion. RBC distributed written materials to the board and discussed the written materials with the board. These materials included RBC's review of the $6.00 merger price based on various methods of valuation. It was noted that these materials would be updated, as appropriate, and reviewed again with the board at the time RBC was requested to render its fairness opinion.

     A meeting of our board was held on June 19, 2003 to further consider the proposed merger transaction. Mr. Mason stated that it was expected that the merger agreement might be presented for approval by the board during the following week. In advance of the meeting, the directors had been provided with a copy of a revised draft of the merger agreement. Thompson Hine again reviewed key provisions of the merger agreement with the directors and reported that there had been no material changes in the draft merger agreement since the last draft reviewed by the board.

     RBC then described in detail the valuation methodologies that it would use in connection with arriving at its fairness opinion. After RBC's presentation, the directors reviewed the Company's book value as reflected in our financial statements, noting that our reported book value of $17 per Share as of the end of our fiscal year was not indicative of our value either as a going concern or on a liquidation basis, given, among other factors, costs we would incur to terminate contractual obligations, including store lease obligations totaling approximately $279.0 million. Mr. Mason indicated that prior analyses performed by the Company had supported this view and that he would review these analyses with Mr. Tomechko prior to the next board meeting.

     The board then engaged in a discussion regarding the proposed merger, during which the board compared the prospects of remaining a public company to the prospects of engaging in the proposed merger transaction. In that regard, the board observed that many of the factors that caused our Shares to trade at price levels substantially below the merger price are not likely to change in the foreseeable future. Factors considered included, among others, our relatively small market capitalization; concerns about the intense competition that we face as a smaller regional department store operator from larger national department store chains, discount retailers and big box retailers; our uneven financial performance as we seek a profitable niche in smaller to mid-size markets with our concept store format; and the stock markets' lack of enthusiasm for department store stocks generally over the last three years that has led to declining valuations in our industry. In contrast, the board noted that the merger transaction will provide our shareholders with the opportunity to achieve liquidity and receive a significant premium for their Shares.

     A board meeting was held on June 25, 2003 to consider approval of the merger agreement. Mr. Mason advised the board that Wright Holdings, Inc. had signed the merger agreement substantially in the same form presented to the board at its last meeting. He also advised the board that he had reviewed with our financial personnel the Company's prior liquidation analyses, which supported the view that a liquidation of the Company was unlikely to provide value for shareholders in excess of the value that would be delivered to shareholders upon the completion of the proposed merger. Mr. Mason also advised the board that he had reviewed with our internal financial personnel the Company's prior liquidation analyses in relation to the Company's balance sheet at May 31, 2003. This review consisted of applying liquidation discounts by asset category that the Company had used in the past when estimating liquidation values to the assets reflected on the Company's balance sheet at May 31, 2003. These discounted asset values were then reduced by the Company's minimum lease payments of approximately $279.0 million and balance sheet liabilities at May 31, 2003, with the result that liabilities substantially exceeded the estimated liquidation value of the Company's assets. This supported the view that a liquidation of the company was unlikely to provide value for shareholders in excess of the value that would be delivered to shareholders upon completion of the proposed merger.

     Thompson Hine then reviewed with the board the commitment letters that Wright Holdings, Inc. had received from its financing sources, to provide the funds necessary to consummate the merger and to replace our indebtedness that would come due as a result of the merger. RBC then rendered its oral opinion to our board that as of the date of the meeting and subject to the assumptions, qualifications and limitations set forth in its written opinion that was concurrently delivered to us, the merger price of $6.00 per Share was fair, from a financial point of view, to our shareholders. (RBC's June 25 opinion was reproduced in its entirety in our preliminary proxy statement relating to the Wright Holdings merger together with a summary of RBC's review and analyses performed in connection with that opinion, but you should note that the RBC opinion was superseded by its September 15 opinion relating to the transaction with Parent; RBC's September 15, 2003 opinion is reproduced in its entirety as Annex B to this Statement and a summary of RBC's review and analyses performed in connection with that opinion appears later in this Statement under the caption "Opinion of Financial Advisor," and you should read that material carefully.) Following further discussion, the board of directors, by the unanimous vote of the independent directors, approved the merger agreement with Wright Holdings, Inc. and determined that it was fair to and in the best interests of the Company and our shareholders, authorized our chairman to execute the merger agreement and recommended adoption of the merger agreement by our shareholders.

     On June 26, 2003 we issued a press release announcing execution of the merger agreement with Wright Holdings, Inc. On June 27, 2003, we received a request from a retailer for an opportunity to conduct due diligence with a view to offering to acquire us. This retailer subsequently advised us on July 31, 2003 that it had no further interest in considering a possible acquisition of the Company.

     On July 25, 2003, Mr. Mason received a brief telephone call from Tim Grumbacher, chairman and chief executive officer of Parent, advising him that Parent was sending him a letter proposing a business combination between Parent and us. In the letter, dated July 25, 2003, Parent stated that, based upon publicly available information, Parent was prepared to provide all of our shareholders with $7.00 in cash for each of our Shares and our shareholders would receive the $7.00 cash purchase price at approximately the same time at which they would receive the $6.00 under our existing merger agreement with Wright Holdings, Inc. Mr. Grumbacher's letter further stated that Parent was prepared immediately to enter into a confidentiality agreement with the Company and commence its due diligence.

     On July 28, 2003, our board and its legal and financial advisors met to consider Parent's letter of July 25, 2003. Thompson Hine advised our board that there were certain requirements in the existing merger agreement with Wright Holdings, Inc. that had to be satisfied before it could enter into any confidentiality agreement, or acquisition discussions, with Parent. Specifically, the following had to occur:

     - our board had to determine that Parent's proposal was unsolicited, and our board did so determine;

     - our counsel Thompson Hine had to advise our board that there was a reasonable basis to conclude that the failure to consider the Parent's proposal would result in a breach of our board's fiduciary duties under Ohio law, and Thompson Hine did so advise our board; and

     - our board had to determine that there was a reasonable likelihood that Parent's proposal of July 25, 2003 would result in an alternative proposal that was a superior proposal to the merger proposal with Wright Holdings, Inc.

     After considering with its advisors Parent's possible strategic rationale for acquiring us, the possible impact of our acquisition on Parent's earnings and leverage, the ability of Parent to finance the acquisition, the likelihood that the proposed combination would satisfy applicable regulatory requirements, and the fact that Parent was proposing a tender offer followed by a merger, our board concluded that there was a reasonable likelihood that Parent's proposal of July 25, 2003 would mature into a superior proposal, that is, a transaction that provided greater value to our shareholders than the merger provided for under the existing merger agreement with Wright Holdings, Inc., that was reasonably likely to be completed and that would have committed financing at least to the same extent as Wright Holdings, Inc.'s financing was committed on June 25, 2003. Our board then directed us to enter into a confidentiality agreement with Parent and, at the same time, to continue to honor our obligations under the merger agreement with Wright Holding, Inc. and proceed towards the holding of a special meeting of our shareholders to vote on that merger agreement.

     On July 29, 2003, we announced that our board authorized us, subject to the execution of a confidentiality agreement, to provide Parent with the requested information and, as appropriate, to engage in discussions and negotiations with Parent. On July 30, 2003, we entered into a confidentiality agreement with Parent, pursuant to which the parties agreed to provide, among other things, for the confidential treatment by Parent of their discussions and the exchanged information. Also on July 30, 2003, Messrs. Mason and Bergren met with Mr. Grumbacher and Michael L. Gleim, a director of Parent, to discuss the possible combination of Parent and us. On July 31, 2003, Parent and Purchaser commenced their due diligence at the offices of our counsel in Dayton, Ohio. While this due diligence review proceeded, we negotiated the terms of a merger agreement with Parent.

     On September 3, 2003, Mr. Grumbacher telephoned Mr. Mason to discuss a definitive proposal for a business combination between Parent and us in which the offer price per Share would be $7.00. Also on September 3, 2003, Mr. Grumbacher sent a letter to our board setting forth the terms of the proposed transaction. The letter proposed that Parent and us enter into a merger agreement that would provide for Parent to commence promptly a tender offer to purchase all of our outstanding shares for $7.00 per Share in cash. The principal conditions to consummation of the tender offer were to be (i) at least two-thirds of our outstanding shares, on a fully diluted basis, be tendered and not withdrawn prior to the expiration date of the offer, (ii) the proceeds of the financings contemplated by Parent's commitment letters from Bank One, NA and General Electric Capital Corporation are available to Parent, and (iii) the expiration of the applicable waiting period under the HSR Act. The letter further proposed that as soon as practicable after consummation of the tender offer, we would be merged with Purchaser and all our outstanding Shares (other than Shares held by Parent and its affiliates, Shares in our treasury and Shares held by shareholders who properly exercise dissenters' rights under Ohio law) would be converted into the right to receive $7.00 per Share in cash.

     On September 4, 2003, our board met, together with its legal and financial advisors, to consider Parent's offer of September 3, 2003. Our board concluded that Parent's offer was a superior proposal to the merger provided for in the merger agreement with Wright Holdings, Inc. and that we should enter into a merger agreement with Parent. Following the conclusion of our board meeting, we announced that we had notified Parent and Wright Holdings, Inc. of our intention to enter into the merger agreement with Parent and Purchaser, subject to complying with our obligations under our then existing merger agreement with Wright Holdings, Inc., including a three business-day period during which we were required to engage in good faith exclusive negotiations with Wright Holdings, Inc. to see if the terms of the existing merger agreement could be improved.

     On September 9, 2003, we received a revised proposal from Wright Holdings, Inc. to increase the consideration payable pursuant to its existing merger agreement with us from $6.00 per share to $7.05. Following our board's consideration of the revised proposal, we announced that we had entered into an amendment to our merger agreement with Wright Holdings, Inc. for the sole purpose of increasing the consideration payable to our shareholders to $7.05 per Share. The only change effected by the amendment was to increase the price to be paid in the merger.

     On September 10, 2003, Mr. Grumbacher called Mr. Mason to advise him that Parent was prepared to increase its offering price to $7.25 per Share in cash. Immediately after the call, Parent sent a letter to our board setting forth its firm offer and advising the board that Parent was prepared to immediately enter into a merger agreement with the Company in the form provided with the letter. The letter further stated that each of Bank One and General Electric Capital Corporation had confirmed to Parent in writing that its commitment remained effective to finance the $7.25 offer. In the form of agreement provided, Parent confirmed its willingness to reimburse the Company for the $3 million in termination and expense fees that the Company would be required to pay Wright Holdings, Inc. upon termination of its existing agreement with Wright Holdings, Inc. Parent also issued a press release announcing that it had increased its offering price to $7.25 per Share in cash.

     At the request of Wright Holdings, Inc., on the morning of September 12, 2003 Mr. Mason, together with our legal and financial advisors, met with Michael Sweeney, Chairman of Wright Holdings, Inc., and its legal advisor. At this meeting, the representatives of Wright Holdings, Inc. offered to increase the consideration payable pursuant to our existing agreement with them from $7.05 per Share to $7.75, but only if we were willing to increase the amounts payable to Wright Holdings, Inc. upon termination of the agreement, as a termination fee or for the reimbursement of expenses, by an aggregate of $1.0 million. Following negotiations, Wright Holdings, Inc. agreed to increase the price offered to $7.80 per Share and to relax certain restrictions contained in the merger agreement relating to our ability to negotiate directly with Parent and to reduce from three business days to one business day the period during which we were required to negotiate with Wright Holdings, Inc. before we could accept a superior proposal from another party. Wright Holdings, Inc. however, was not willing to remove the requirement that the termination fee and expense reimbursement provisions be increased.

     At a meeting held in the afternoon of September 12, 2003, our board reviewed, together with its legal and financial advisors, the revised proposal from Wright Holdings, Inc. In light of the significant increase in price reflected in the revised proposal and the board's belief that the acceptance of this proposal was the best way to maximize value for our shareholders, the board authorized acceptance of the revised proposal and the execution of an amendment to its merger agreement with Wright Holdings, Inc. The only changes effected by the amendment were those described in the preceding paragraph.

     Late in the afternoon of September 12, 2003, Mr. Mason telephoned Mr. Grumbacher and advised him that we had amended our existing merger agreement with Wright Holdings, Inc. to provide that the merger consideration payable in the transaction would be increased from $7.05 per Share to $7.80 per Share. Mr. Mason told Mr. Grumbacher that the amendment also provided for an increase by $500,000 of both the cap on our payment obligations for reimbursement of expenses and the termination fee payable under certain circumstances, including a termination of the agreement if we were to enter into the merger agreement with Parent. Mr. Mason also advised Mr. Grumbacher that the amendment to the merger agreement had relaxed the restrictions on our ability to communicate with Parent and had reduced to one business-day the period of time that we were obligated to engage in exclusive negotiations with Wright Holdings, Inc. prior to our acceptance of a superior proposal.

     Later that same day, Mr. Grumbacher called Mr. Mason to advise him that Parent was willing to increase its offering price to $8.00 per Share. On September 13, 2003, Mr. Grumbacher sent a letter to our board confirming Parent's firm offer to pay $8.00 per Share in a two step transaction, consisting of a first step cash tender offer, followed by a second step merger of Purchaser and us.

     At a meeting held on September 14, 2003, our board considered the revised proposal from Parent. In light of the increased consideration that would be payable to our shareholders under the revised proposal, our board authorized that notification be given to Wright Holdings, Inc. of our intention to enter into a merger agreement with Parent providing for consideration per Share of $8.00.

     On September 15, 2003, we announced that we had received a revised proposal from Parent and that, after reviewing the revised proposal, we had notified Parent and Wright Holdings, Inc. of our intention to enter into the merger agreement with Parent and Purchaser, subject to complying with our obligations under our then existing merger agreement with Wright Holdings, Inc., including a one business-day period during which we were required to engage in good faith negotiations with Wright Holdings, Inc. prior to our final approval of the merger agreement with Parent and Purchaser. Parent also issued a press release announcing that it had increased its offering price.

     In the evening of September 15, 2003, our board, after being notified by Wright Holdings, Inc. that it would not be increasing the price payable under its merger agreement, met, together with its legal and financial advisors, to formally consider termination of our existing agreement with Wright Holdings, Inc. and the execution of a new merger agreement with Parent and Purchaser. At the meeting, all directors, other than Mr. Bergren and one of the independent directors, were present. After reviewing the terms of the proposed agreement and receiving the opinion of RBC, our financial advisor, as to the fairness, from a financial point of view, to our shareholders of the consideration offered, the independent directors, by the unanimous vote of all directors present, determined that the Merger Agreement with Parent was a superior proposal and, thereafter, approved termination of the existing agreement with Wright Holdings, Inc. and execution of the proposed agreement with Parent and Purchaser. (RBC's opinion is reproduced in its entirety as Annex B and a summary of the review and analyses RBC performed in connection with its opinion appears later in this Statement under the caption "Opinion of Financial Advisor.")

     Promptly following the conclusion of the board meeting, we gave notice to Wright Holdings, Inc. of the termination of the then existing merger agreement and immediately thereafter we, Purchaser and Parent executed and delivered the Merger Agreement. A press release announcing the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, was issued by each of Parent and us on September 16, 2003. On September 23, 2003, Purchaser commenced the Offer to purchase all of our outstanding Shares at $8.00 per Share in cash.

     REASONS FOR THE RECOMMENDATION OF OUR BOARD OF DIRECTORS. In approving the Merger Agreement with Parent and Purchaser and the transactions contemplated thereby, including the first step offer to purchase all of our outstanding Shares at the Offer Price of $8.00 per Share and the second step merger with Purchaser (the "Merger"), and recommending that all holders of our Shares accept the Offer and tender their Shares pursuant to the Offer, our board considered a number of factors, including the following:

     - Recent and Historical Trading Activity. Our board considered that the $8.00 per Share price represents a significant premium over the recent and historical trading prices of our Shares, including:

      - a 182.3% premium over the average closing price of our Shares for the thirty days prior to May 16, 2003, the date on which we had announced that we were entering into exclusive negotiations with a third party relating to our potential sale;

      - the following premiums over the per Share prices derived from the average closing prices for the periods specified below ending on May 12, 2003, the date on which we considered two competing proposals to acquire us prior to entering into exclusive discussions with one of those parties:

PERIOD                                                       PREMIUM
------                                                       -------
May 12, 2003..............................................    159.7%
30-day average............................................    193.7%
60-day average............................................    212.3%
90-day average............................................    220.4%

        and that such premiums compared favorably with premiums paid in other comparable transactions; and

      - our board recognized that prior to August 1999, our Shares traded at a price in excess of $8.00, that stocks in general and retail stocks, in particular, have generally traded at lower levels since that time, and that if the Offer is consummated, our shareholders will not have the opportunity to participate in any future stock appreciation that might occur; however, given that the Offer Price is more than a 100% premium to any price that our Shares have traded at since October 2001 (excluding prices since May 13, 2003, the date on which the two competing final proposals for us were considered by our board's executive committee), our board believed that our shareholders should have the opportunity to accept the Offer.

     - Company Operations and Market Price Appreciation. Our board's judgment, based on its knowledge of our business, assets, financial condition and results of operations, our competitive position, the nature of our business and the retail industry in which we compete and its belief that many of the factors that may have caused our Shares over the last two years to trade at price levels substantially below the Offer Price are not likely to change in the foreseeable future, that the Offer provided an exceptional opportunity for shareholders to maximize their investment in us.

     - Effect of Sale Process on Our Trading Price. Our board's concern that, absent our entering into a merger agreement first with Wright Holdings, Inc. and then Parent, the trading price of our Shares could return to the levels at which they were trading over the four years prior to our announcing that we would be considering a possible sale transaction. The foregoing notwithstanding, our board also took into account that our business has shown some improvement in the recent past and that, as a result of the Offer and the proposed Merger, shareholders will no longer be able to participate in any potential future growth. In this regard, it was observed that, although we have continued to operate at a loss over the last two and one-half years, there have been a number of improvements in our financial performance, for example: (i) through a combination of inventory control, reduction in capital expenditures, and expenses control, we were able to reduce debt $17.1 million in fiscal year 2001, $33.4 million in fiscal year 2002, and $12.0 million in the first six months of fiscal year 2003 ended August 2, 2003; and (ii) at the same time, we were able to reduce the net loss (before accounting changes) in each of these periods when compared with the comparable prior year period.

     - Negotiated and Market-Tested Price. The fact that the $8.00 price represented a negotiated and market tested price, reflecting, in the board's judgment, the highest price likely to be offered to our shareholders in a sale transaction. In this regard, our board considered the efforts taken to maximize shareholder value, including the solicitation of third-party bids in 2000, the board's willingness since 2000 to consider any and all bona fide expressions of interest, the bidding process that occurred in connection with our entering into the exclusivity agreement with Wright Holdings, Inc., our announcement on May 16, 2003 that we had entered into exclusive negotiations for a limited period of time concerning a possible sale which alerted the marketplace to the fact that we were considering a possible sale and the bidding process that developed between Wright Holdings, Inc. and Parent.

     - Terms of Merger Agreement. The fact that the Merger Agreement was substantially similar to the one previously negotiated with Wright Holdings, Inc. and would permit our board to consider, subject to the exercise of its fiduciary duties, unsolicited proposals which are, or are reasonably likely to result in, a superior proposal for us. Our board also noted that prior to accepting a superior proposal it would be required to pay Parent up to $3 million in termination fees (plus an additional $3 million to compensate Parent for funds paid to the Company upon signing of the Merger Agreement), which could deter an interested party from making a superior proposal.

     - Consideration of Alternatives. Our board's belief, after consideration of various strategic alternatives, that a sale transaction represented the best means for maximizing shareholder value. In this regard, the board considered, as discussed above, whether the market price of our Shares was likely to exceed the Offer Price in the foreseeable future if we continued as an independent company and whether our book value could be converted to cash through selected asset sales or in a liquidation. It also considered that our current strategic and operating plan was developed and refined over several years by the board, its committees, and management with the prime objective of maximizing value from operations and that a wide range of options were considered in that process including, among other things, a sale of the credit card business, major cost reductions, different organizational designs, more rapid expansion, different merchandising concepts, private label programs, and the closing of nonperforming stores. Some of these were adopted by us and are part of our current business plan; while others were rejected because the board determined that they were not likely to add value.

     - Certainty of Value and Timing. Our board considered the fact that the Offer Price consideration is all cash, which provides certainty of value to our shareholders and that the Offer afforded shareholders the opportunity to obtain cash for all of their Shares at the earliest possible time.

     - Presentation and Opinion of Financial Advisor. The financial presentation of RBC, including its opinion dated September 15, 2003 to our board that, as of that date and subject to the assumptions, qualifications and limitations set forth in its written opinion that was concurrently delivered to us, the Offer Price was fair, from a financial point of view, to our shareholders (see "Opinion of Financial Advisor," as well as the full text of the RBC opinion contained in Annex B, for the assumptions, qualifications and limitations set forth in RBC's opinion, as well as the presentation made by RBC to our board in connection with its opinion).

The preceding discussion of the material factors considered by our board is not intended to be exhaustive, but does set forth the principal factors considered by our board.

     OPINION OF FINANCIAL ADVISOR. We retained RBC Dain Rauscher Inc. ("RBC"), a member company of RBC Capital Markets, under an engagement letter dated August 19, 2002, to act as our financial advisor in connection with a review of our strategic alternatives and, if requested, to furnish an opinion as to the fairness to us or our shareholders (as applicable), from a financial point of view, of the consideration to be received by us or our shareholders in connection with any possible transaction involving the acquisition of our Shares or assets.

     On September 15, 2003, RBC rendered its oral opinion, which was confirmed by delivery of its written opinion dated September 15, 2003, to our board of directors that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the Transaction Consideration, as defined below, was fair, from a financial point of view, to our shareholders. The full text of RBC's written opinion is attached to this Statement as Annex B. This summary of the opinion is qualified in its entirety by reference to the full text of the opinion. We urge shareholders to read the RBC opinion carefully and in its entirety.

     RBC's opinion was provided for the information and assistance of our board of directors in connection with its consideration of the Offer and the Merger (referred to together in the RBC Opinion and this section as the "Transaction"). RBC did not express any view as to, and its opinion did not address, the merits of our underlying decision to engage in the Transaction compared to any alternative business strategy or transaction in which we might engage. RBC was not authorized by our board of directors to, and did not, solicit other purchasers of the Company (although RBC conducted discussions in the past with certain alternative bidders who had made unsolicited proposals to us and RBC had discussions with both Wright Holdings, Inc. and Parent during the competitive bidding process that culminated in the execution of the final Merger Agreement with Parent on September 15, 2003) nor did RBC consider any transactions alternative to the Transaction (except for certain acquisition proposals made by the alternative unsolicited bidders and during the competitive bidding process between Wright Holdings, Inc. and Parent). Otherwise, none of Elder-Beerman, our board or any of our affiliates imposed any limitations on the scope of, or gave instructions regarding, RBC's fairness opinion.

     RBC's opinion does not constitute a recommendation to our shareholders as to whether they should tender any of their Shares into the Offer or as to how they should vote any of their shares on the adoption of the Merger Agreement.

     RBC's opinion addressed solely the fairness, from a financial point of view, of the Transaction Consideration to our shareholders and did not address in any way any other merger terms or agreements including, without limitation, the financial or other terms of any voting, employment or financing agreement. As used in this section and in the opinion of RBC, the term "Transaction Consideration" refers to the per Share price of $8.00 payable in cash (without interest) in the Offer and the Merger under the provisions of the Merger Agreement.

     In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating, and other information provided to it by us or otherwise made available to it (including, without limitation, the financial statements and related notes of the Company). RBC did not assume responsibility for independently verifying, and did not independently verify, this information.

     Included in the information (summarized below) reviewed by RBC in connection with its review of the Transaction and the preparation of its opinion were historical financial information (both as reported and as normalized through adjustments to eliminate extraordinary and non-recurring items) and financial forecasts prepared by our management. This historical and forecast information is referred to, in this section and the opinion of RBC, as the "Company Financials." As noted in RBC's opinion, the Company Financials were included by us in our amended preliminary proxy statement filed with the SEC on August 29, 2003 in connection with the then-pending Wright Holdings merger except for our adjusted historical results as of August 2, 2003 and our management forecast for 2003, which we provided to RBC subsequent to that filing. In preparing its opinion, RBC relied, without independent investigation, on the advice received from us that the Company Financials were prepared by our management in good faith and in the ordinary course of business for use by us and were based on both:

     - adjustments, consistent with our financial books and records and summarized in our August 29, 2003 amended preliminary proxy statement, to eliminate extraordinary and non-recurring items, and

     - in the case of the forward-looking Company Financials, the best currently available estimates of our future financial performance, which, in both cases, management believed reasonable at the time of their preparation. We advised RBC that RBC's use of the Company Financials in connection with RBC's fairness analysis and the preparation of RBC's opinion had been authorized by our board of directors. In addition, RBC assumed that we would perform substantially in accordance with the forward-looking Company Financials. In its opinion, RBC acknowledged that we had further advised it that actual results for the periods covered by the forward-looking Company Financials might differ materially from the forecasted results and that we had referred RBC to our Report on Form 10-K for the fiscal year ended February 1, 2003 and our August 29, 2003 amended preliminary proxy statement for an identification of certain factors that could materially affect our future operational results. RBC familiarized itself with the relevant portions of those documents in connection with the preparation of its opinion.

     In rendering its opinion, RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of our assets or liabilities, and RBC was not furnished with any such valuations or appraisals. In addition, RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of our property or facilities.

     RBC assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of its covenants and agreements required to be performed by it under the Merger Agreement, and that all conditions to the consummation of the Merger would be satisfied without waiver.

     RBC's opinion spoke only as of the date it was rendered, was based on the conditions as they existed and information with which it was supplied as of such date, and was without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which might exist or occur after such date. Unless otherwise noted, all analyses were performed based on market information available as of September 12, 2003 (the last trading day following the end of which its analysis was finalized and its opinion rendered).

     In connection with its review of the Transaction and the preparation of its opinion, RBC undertook the review and inquiries and performed other studies and analyses it deemed necessary and appropriate under the circumstances, including:

     - reviewing the financial terms of the draft dated September 15, 2003 of the Merger Agreement (RBC assumed in its opinion that the executed version of the Merger Agreement would not differ, in any respect material to its opinion, from that draft);

     - reviewing and analyzing certain publicly available financial and other data with respect to us and certain other relevant historical operating data relating to us made available to RBC from published sources and from the internal records of the Company;

     - conducting discussions with members of our senior management with respect to the business prospects and financial outlook of the Company;

     - reviewing the Company Financials (as defined above); and

     - reviewing the reported prices and trading activity for our Shares.

     In arriving at its opinion, in addition to reviewing the matters listed above, RBC performed the following analyses:

     - RBC compared the premium implied by the Transaction Consideration with the premiums paid in certain selected precedent transactions where the acquired company was publicly traded prior to the transaction;

     - RBC prepared a discounted cash flow analysis using the Company
       Financials;

     - RBC compared selected market valuation metrics of the Company and other comparable publicly-traded companies with the metrics implied by the Transaction Consideration; and

     - RBC compared the financial metrics, to the extent publicly available, of certain selected precedent transactions with the financial metrics implied by the Transaction Consideration.

     Set forth below is a summary of RBC's analyses, as presented to our board of directors, including information presented in tabular format. To fully understand the summary of the analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by RBC.

     Premiums Paid Analysis. RBC compared the premiums implied by the Transaction Consideration to the premiums paid in five acquisitions of broad line department store retailers and moderate-priced specialty softline companies that RBC deemed to be similar to us where the acquired company was publicly traded prior to the acquisition and to which the concept of a premium to the unaffected market price (inherent in this analytical methodology) was applicable (these five acquisitions were included within the broader list of ten acquisitions, collectively referred to in RBC's written materials and in this summary as the "Selected Precedents," considered in RBC's Precedent Transaction Analysis and asterisked in the discussion of that analysis later in this section to indicate use in that analysis). RBC compared the $8.00 per Share Transaction Consideration, expressed as a percentage of our average per Share closing price over periods of one, 30, 60 and 90 trading days prior to May 13, 2003 (RBC used this date because it was the date on which the two then-competing final proposals for the Company were considered by our executive committee, which decided to recommend the $6.00 per Share proposal from Wright Holdings, Inc. to our board), to the premiums paid in the five Selected Precedents used in this analysis, expressed as a percentage of the acquired company's average per share closing prices over periods of one, 30, 60 and 90 trading days prior to the announcement dates of those acquisitions. The following table summarizes this analysis:

                                                       IMPLIED            SELECTED PRECEDENTS
                                                     TRANSACTION   ---------------------------------
                                                      PREMIUMS     MINIMUM   MEDIAN   MEAN   MAXIMUM
                                                     -----------   -------   ------   ----   -------
Premium to average closing stock price over period:
1 day prior to May 13, 2003........................     159.7%        2.3%    32.6%   31.6%    69.7%
30 days prior to May 13, 2003......................     193.7%       (6.6)%   38.4%   48.9%   120.4%
60 days prior to May 13, 2003......................     212.3%      (20.7)%   44.1%   53.2%   153.4%
90 days prior to May 13, 2003......................     220.4%      (45.9)%   47.9%   51.2%   168.2%

     Aggregating the one, 30, 60 and 90 day Selected Precedents data on a minimum, median, mean and maximum basis, as set forth in the preceding table, this analysis resulted in an implied valuation range of $1.35 to $6.70 per Share.

     Discounted Cash Flow Analysis. RBC performed a discounted cash flow analysis in which it analyzed the present (as of August 2, 2003) value of our projected after-tax cash flows through 2007 at a range of discount rates and terminal EBITDA (earnings before interest, taxes, depreciation and amortization) multiples. In performing this analysis, RBC:

     - based projected free cash flows on the Company Financials;

     - defined free cash flows as EBITDA less cash taxes on EBIT (earnings before interest and taxes), capital expenditures and increases in working capital;

     - calculated terminal values by applying a terminal EBITDA multiple to our projected 2007 EBITDA, employing a terminal EBITDA multiple range consistent with trading multiples of a peer group of publicly-traded regional department store retailers with business models that RBC deemed similar to us (this peer group of "Comparable Companies" is listed in the discussion of RBC's Comparable Company Analysis later in this section); and

     - determined appropriate weighted average costs of capital or discount rates for both debt and equity capital.

     In making these calculations, RBC applied a range of terminal EBITDA multiples from 4.0x to 7.0x and a range of discount rates from 18.0% to 22.0%. RBC selected 4.0x to 7.0x as the appropriate range of terminal

EBITDA multiples by selecting the mean enterprise value of the last twelve month EBITDA multiple from the Comparable Company Analysis discussed below -- 5.8x or 5.5x when rounded to the mid-point -- and then selected a range around that mid-point that it determined appropriate. RBC selected 18.0% to 22.0% as the appropriate range of discount rates by calculating the weighted average cost of capital for an optimally capitalized company similar to us -- 20.1% or 20.0% when rounded to the mid-point -- and then selected a range around that mid-point that it determined appropriate.

     After adjusting for our net debt (total amount of indebtedness for borrowed money or similar non-trade liabilities or obligations less cash and cash equivalents) as of August 2, 2003 (our most recent fiscal quarter end), this analysis yielded the following implied fully diluted per Share equity values:

                               TERMINAL EBITDA MULTIPLES
                -------------------------------------------------------
DISCOUNT RATE   4.0X    4.5X    5.0X    5.5X    6.0X     6.5X     7.0X
-------------   -----   -----   -----   -----   -----   ------   ------
    18.0%       $5.22   $6.21   $7.20   $8.20   $9.19   $10.17   $11.15
    19.0%       $4.89   $5.85   $6.81   $7.77   $8.73   $ 9.68   $10.64
    20.0%       $4.57   $5.50   $6.43   $7.36   $8.28   $ 9.21   $10.13
    21.0%       $4.26   $5.16   $6.06   $6.96   $7.86   $ 8.76   $ 9.65
    22.0%       $3.97   $4.84   $5.71   $6.58   $7.45   $ 8.32   $ 9.19

     Aggregating the 18.0% to 22.0% discount rates and 4.0x to 7.0x terminal EBITDA multiples, as set forth in the preceding table, this analysis resulted in an implied valuation range of $3.97 to $11.15 per Share.

     Comparable Company Analysis. RBC prepared a comparable company analysis of our implied transaction multiples relative to the selected peer group of Comparable Companies listed below. RBC compared, among other things, our enterprise value implied by the $8.00 per Share Transaction Consideration, expressed as a multiple of actual last twelve months, or LTM, revenue, EBITDA and EBIT ended August 2, 2003, to the respective minimum, median, mean and maximum enterprise value multiples of the Comparable Companies implied by the public trading prices of their common stock. In addition, RBC compared, among other things, the $8.00 per Share Transaction Consideration, expressed as a multiple of our actual LTM earnings per Share ended August 2, 2003 and earnings per Share as forecasted for fiscal year 2003 and fiscal year 2004, to the respective minimum, median, mean and maximum price-to-earnings multiples of the Comparable Companies implied by the public trading prices of their common stock. For the purposes of RBC's analysis, enterprise value was defined as market capitalization, or equity value, plus net debt, market value of preferred stock and minority interest. In making this comparison, RBC used the Company Financials in determining the relevant data for the Company and publicly available data as of September 12, 2003 (including published research reports and Company press releases) for the Comparable Companies.

     In performing this analysis, RBC analyzed the following four companies:

     - The Bon-Ton Stores, Inc.

     - Gottschalks Inc.

     - Stein Mart Inc.

     - Value City Dept. Stores Inc.

     RBC selected these four companies for this analysis because it concluded that the analysis should be performed relative to regional department store chains (which have different characteristics from national and specialty chains, including, among other things, smaller capitalizations, less analyst coverage and lower trading liquidity) that are generally reasonably similar to us with regard to, among other things, store characteristics, merchandise mix, brand offerings, average customer demographic and store productivity. In addition, RBC further selected on the basis of those companies meeting these criteria the stocks of which are publicly traded because only those companies that publicly issue the financial data necessary for this analysis. As noted under "Other Considerations," however, RBC did not view any single company as directly comparable to us.

     The following table summarizes RBC's comparison, made as of September 12, 2003, of the implied transaction multiples for our proposed Transaction with the corresponding minimum, median, mean and maximum multiples for the Comparable Companies (no control premium was reflected in the results of the public market trading multiples of the Comparable Companies):

                                                  IMPLIED     COMPARABLE COMPANY ANALYSIS MULTIPLES
                                                TRANSACTION   --------------------------------------
                                                 MULTIPLES    MINIMUM    MEDIAN     MEAN    MAXIMUM
                                                -----------   --------   -------   ------   --------
Enterprise value as a multiple of:
LTM Revenue...................................     0.31x       0.19x      0.21x    0.21x     0.23x
LTM EBITDA....................................      5.0x        3.4x       5.9x     5.8x      7.9x
LTM EBIT......................................      9.7x        6.0x      14.4x    15.5x     27.4x

Price as a multiple of:
LTM Earnings Per Share........................     16.7x        9.0x      17.8x    17.8x     26.5x
FY 2003 Earnings Per Share....................     14.0x       11.1x      11.1x    11.1x     11.1x
FY 2004 Earnings Per Share....................      9.2x       14.2x      20.1x    20.1x     26.1x

     Aggregating the minimum, median, mean and maximum Comparable Company data for each of the six selected criteria, as set forth in the preceding table, this analysis resulted in an implied valuation range of $1.76 to $35.37 per Share.

     Precedent Transaction Analysis. RBC prepared a precedent transaction analysis of our implied transaction multiples relative to the Selected Precedents listed below. RBC compared, among other things, our enterprise value implied by the $8.00 per Share Transaction Consideration, expressed as a multiple of actual LTM revenue, EBITDA and EBIT ended August 2, 2003, to the respective minimum, median, mean and maximum enterprise value multiples of the Selected Precedents. In addition, RBC compared, among other things, the $8.00 per Share Transaction Consideration, expressed as a multiple of actual LTM earnings per Share ended August 2, 2003, to the respective minimum, median, mean and maximum price-to-earnings multiples of the Selected Precedents. In determining the Selected Precedents, RBC used the same criteria as for its Premiums Paid Analysis summarized above but included a broader list of selected precedent transactions because it did not limit its analysis to acquired companies that were publicly traded prior to the acquisition. Based on these criteria, the following ten transactions were analyzed:

ACQUIROR                             TARGET
--------                             ------
Charming Shoppes Inc.                Lane Bryant Inc.
Federated Department Stores Inc.     Liberty House Inc.
American Eagle Outfitters Inc.       Thrifty's, Braemar, and NLS
Charming Shoppes Inc. *              Catherine's Stores Corp. *
May Department Stores Co. *          Zions Cooperative Merc. Inst. *
ShopKo Stores Inc. *                 Pamida Holdings Corp. *
Men's Warehouse Inc. *               K&G Men's Center Inc. *
Men's Warehouse Inc.                 Moore's Retail Group Inc.
Ames Department Stores Inc. *        Hill Stores Co. *
Value City Department Stores Inc.    Schonac Corp.

---------------

* Denotes that this acquisition was also considered in the Premiums Paid Analysis discussed above.

     RBC selected transactions involving broad-line department store chains and moderately-priced specialty softline retailers because it concluded there were no relevant precedent transactions involving the acquisition of regional department store chains. RBC selected these ten transactions because, in its judgment, in each case the target was generally reasonably similar to us with regard to, among other things, merchandise mix, brand offerings and average customer demographic, and because the transactions occurred during a period that RBC considered relevant for this analysis. As noted under "Other Considerations," however, RBC did not view any single company or transaction as directly comparable to us or the Transaction.

     For the purpose of calculating the multiples, revenue, EBITDA, EBIT and earnings per share were derived from the actual revenue, EBITDA, EBIT and earnings per share of the target companies in the last twelve months prior to the announcement of the transaction, or LTM, revenue, EBITDA, EBIT and earnings per share, respectively. Financial data regarding the Selected Precedents was derived from filings with the SEC, press releases and institutional investment research estimates publicly available as of September 12, 2003, and, in our case, the Company Financials. In this analysis, the premium in our proposed Transaction was based on the closing price of our Shares on May 13, 2003, for the reason discussed under "Premiums Paid Analysis" above.

     The following table compares the implied transaction multiples for the Transaction with the corresponding minimum, median, mean and maximum multiples for the Selected Precedents:

                                                  IMPLIED       PRECEDENT TRANSACTION ANALYSIS
                                                TRANSACTION   ----------------------------------
                                                 MULTIPLES    MINIMUM   MEDIAN   MEAN    MAXIMUM
                                                -----------   -------   ------   -----   -------
Enterprise value as a multiple of:
LTM Revenue...................................     0.31x       0.22x    0.50x    0.53x    0.91x
LTM EBITDA....................................      5.0x        4.6x     6.6x     6.9x     9.3x
LTM EBIT......................................      9.7x        6.3x    10.0x    10.7x    18.2x

Price as a multiple of:
LTM Earnings Per Share........................     16.7x       11.9x    23.0x    23.7x    35.6x

     Aggregating the minimum, median, mean and maximum Precedent Transaction data for each of the four selected criteria, as set forth in the preceding table, this analysis resulted in an implied valuation range of $2.71 to $37.04 per Share.

     Summary of Analyses. Based on the four analyses described above, RBC noted that the $8.00 per Share Transaction Consideration was either above the valuation range (in the case of the Premiums Paid Analysis) or within (in the case of the three other analyses) the valuation range resulting from the particular analysis. RBC also noted that, in the case of some of the analyses, as specifically set forth with respect to each analysis separately above, the Transaction Consideration was below the mean and median of the range, in the case of others of the analyses it equaled or exceeded the mean and median of the range, and in the case of no analysis was it below the range. In reaching its opinion, RBC did not assign any particular weight to any one analysis, or the results yielded by that analysis; although RBC noted that none of its analyses, if viewed on a stand-alone basis, failed to support its opinion. Rather, having reviewed these results in the aggregate, RBC exercised its professional judgment in determining that, based on the aggregate of the analyses used and the results they yielded, the Transaction Consideration was fair, from a financial point of view, to our shareholders. RBC believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analyses and, accordingly, also made qualitative judgments concerning differences between the characteristics of the Company and the Transaction and the data selected for use in its analyses, as further discussed under "Other Considerations" below.

     Other Considerations. No single company or transaction used in the above analyses as a comparison is directly comparable to us or the proposed Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of RBC providing an opinion as to the fairness, from a financial point of view, to our shareholders of the Transaction Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

     The opinion of RBC as to the fairness to our shareholders, from a financial point of view, of the Transaction Consideration was necessarily based upon market, economic, and other conditions that existed as of the date of its opinion and on information available to RBC as of that date.

     The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Several analytical methodologies were used by RBC and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBC were based on all the analyses and factors presented above taken as a whole and also on application of RBC's own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis, and RBC did not find it practicable to assign relative weights to the factors considered in reaching its opinion. RBC therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

     In connection with its analyses, RBC made, and was provided by our management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control. The most important of these assumptions (other than the assumption that it was appropriate to rely on the advice it had received from us regarding the Company Financials, described above in this section, the assumption that there would be no significant change in the forward-looking Company Financials in the near-term future and the other assumptions contained in its written opinion and described earlier in this section) were: that there would be no significant favorable or unfavorable deviation in market conditions affecting the business of the Company and the regional department store chain sector generally in the near-term; that the trading multiples of the Comparable Companies would not experience significant increases or declines in the near-term; and that there would be no significant change in the Company's business model in the near-term. RBC has advised us that it considers these types of assumptions to be implicit in the process of preparing a fairness opinion of the kind rendered to our board. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based on numerous factors beyond our control or RBC's at the time they were performed and subject to the course of future events after they were performed, we advise our shareholders that future results or actual values could be materially different from these forecasts and assumptions.

     We selected RBC to act as our financial advisor, and render its opinion, based on RBC's experience in mergers and acquisitions, in the retail industry, and in securities valuation generally. RBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBC may act as a market maker and broker in our and Parent's publicly traded securities and receive customary compensation in connection therewith. RBC also may actively trade our securities and Parent's for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities.

     Under the terms of the RBC engagement letter, we paid RBC a nonrefundable retainer of $50,000 when it was hired, a fee of $100,000 in connection with the rendering of its June 25, 2003 opinion as to the fairness to our shareholders, from a financial point of view, of the $6.00 per Share merger price then being offered by Wright Holdings, and a further fee of $100,000 in connection with the rendering of its September 15, 2003 opinion, all of which fees are creditable against the contingent transaction fee referred to below but were not contingent on the consummation of a transaction. In the event that a transaction of the kind covered by the engagement letter is completed during or within 24 months following the end of RBC's engagement, RBC will be entitled to the transaction fee and if the Offer is completed, the transaction fee is estimated to be approximately $2.2 million. We and RBC believe that the retainer, opinion and transaction fees are customary for transactions of this nature. Whether or not the Offer or the Merger closes, we have also agreed to reimburse RBC for its reasonable out-of-pocket expenses and to indemnify it against liabilities relating to or arising out of services performed by RBC in connection with its engagement, including without limitation, liabilities arising under the federal securities laws.

The terms of the engagement letter were negotiated at arm's-length between us and RBC, and our board of directors was aware of this fee arrangement when it approved the Transaction.

     INTENT TO TENDER. After reasonable inquiry and to the best knowledge of the Company, each executive officer, director and affiliate of the Company who owns Shares intends to tender in the Offer all such Shares that each person owns of record or beneficially, other than such Shares, if any, that any such persons may have an unexercised right to purchase by exercising stock options. Upon the completion of the Merger, all outstanding options to purchase Shares will be cancelled and the Company will pay the holders thereof, in respect of each Share subject thereto, cash equal to the excess, if any, of the Merger Price over the exercise price per Share of such option. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements - Company Stock Options."

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as set forth in this Statement, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE COMPANY'S BOARD OF DIRECTORS. The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

     OHIO GENERAL CORPORATION LAW. The Company is incorporated under the laws of the State of Ohio. The following provisions of the OGCL are applicable to the Offer and the Merger.

     SHORT FORM MERGER. Under Section 1701.80 of the OGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after completion of the Offer without a vote by the Company's shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company's shareholders will be required under the OGCL to effect the Merger. As a result, the Company will be required to comply with the federal securities laws and regulations governing votes of its shareholders. Among other things, the Company will be required to prepare and distribute an information statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Price to shareholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that at least two-thirds of the outstanding Shares on a fully diluted basis be tendered. In addition, Parent and Purchaser have agreed to cause all of the Shares owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the Minimum

Tender Condition shall have been satisfied, Shares owned by Parent and Purchaser would represent at least two-thirds of the outstanding Shares, comprising voting power sufficient to approve the Merger Agreement. Accordingly, adoption of the Merger Agreement would be assured.

     APPRAISAL RIGHTS. Shareholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, shareholders of the Company at the time of the Merger who comply with all statutory requirements and do not vote in favor of the Merger will have the right under the OGCL to demand an appraisal of and receive the fair cash value of their Shares. The "fair cash value" of the Shares is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to buy would be willing to pay. The fair cash value is determined as of the day prior to the day on which the vote of the shareholders to adopt the Merger Agreement is taken. When determining fair cash value, any appreciation or depreciation in market value resulting from the Merger will be excluded. In no event will the fair cash value of a Share exceed the amount specified in the shareholder's demand. If you exercise appraisal rights, your right to be paid the fair cash value of your Shares will terminate if the Merger is not completed for any reason or you fail to follow the statutory requirements.

     OHIO CONTROL BID LAW. Consummation of the Offer is conditioned upon the expiration of the period during which the Ohio Division of Securities may suspend the Offer pursuant to Sections 1707.01, 1707.041 and 1707.042 of the Ohio Revised Code (the "Ohio Control Bid Law") without the occurrence of any such suspension, or Parent being satisfied in its reasonable discretion that the Ohio Control Bid Law is invalid or inapplicable to the acquisition of the Shares pursuant to the Offer.

     The Ohio Control Bid Law regulates tender offers for any equity security of a subject company from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of such company (a "control bid"). A subject company is an issuer (such as the Company) that:

     - has its principal place of business or principal executive offices located in Ohio or owns or controls assets located in Ohio that have a fair market value of at least $1.0 million; and

     - has more than 10% of its beneficial or record equity security holders resident in Ohio, has more than 10% of its equity securities owned, beneficially or of record, by residents of Ohio or has 1,000 beneficial or record equity security holders who are resident in Ohio.

     The Ohio Control Bid Law prohibits an offeror from making a control bid for securities of a subject company pursuant to a tender offer until the offeror has filed specified information with the Ohio Division of Securities. In addition, the offeror is required to deliver a copy of such information to the subject company not later than the offeror's filing with the Ohio Division of Securities and to send or deliver such information and the material terms of the proposed offer to exchange to all offerees in Ohio as soon as practicable after the offeror's filing with the Ohio Division of Securities.

     Within five calendar days of such filing, the Ohio Division of Securities may, by order, summarily suspend the continuation of the control bid if it determines that the offeror has not provided all of the specified information or that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid. If the Ohio Division of Securities summarily suspends a control bid, it must schedule and hold a hearing within 10 calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than 14 calendar days after the date on which the suspension is imposed. The Ohio Division of Securities may maintain its suspension of the continuation of the control bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio Control Bid Law has not been provided by the offeror, that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid or that the control bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division of Securities maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division of Securities and to reinstitute the control bid by filing new or amended information pursuant to the Ohio Control Bid Law.

     Purchaser states in the Offer to Purchase that it filed the information required under the Ohio Control Bid Law on September 23, 2003.

     ANTITRUST LAWS. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 22, 2003. As a result, the waiting period applicable to the purchase of Shares by Purchaser pursuant to the Offer will expire at 11:59 P.M., New York City time, on Tuesday, October 7, 2003. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after Purchaser's substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

     Purchaser's Offer to Purchase states that Shares will not be accepted for payment or paid for by Purchaser pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain circumstances described in "The Offer--Section 4" of Purchaser's Offer to Purchase, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares pursuant to the Offer. Private parties and individual states may also bring legal actions under the antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The Offer--Section 15" of Purchaser's Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed with this Statement:

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a) (1)      Offer to Purchase, dated September 23, 2003 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed on September 23, 2003).
(a) (2)      Form of Letter of Transmittal (incorporated by reference to
             Exhibit (a)(2) to the Schedule TO of Purchaser filed on
             September 23, 2003).
(a) (3)      Letter to the shareholders of the Company, dated September
             23, 2003.*
(a) (4)      Press Release issued by the Company on September 16, 2003
             (incorporated by reference to the press release filed under cover of Schedule 14D-9 by the Company on September 16,
             2003).
(e) (1)      Agreement and Plan of Merger, dated as of September 15,
             2003, by and among Parent, Purchaser and the Company
             (incorporated by reference to Exhibits 2.1 and 2.2 of the
             Current Report on Form 8-K filed by the Company on September
             16, 2003).
(g)          None.
ANNEX A      Information Statement of the Company, dated September 23,
             2003
ANNEX B      Fairness Opinion of RBC Dain Rauscher Inc. (RBC Capital
             Markets)

---------------

* Included as the cover page to the Solicitation/Recommendation Statement on
  Schedule 14D-9 mailed to the shareholders of the Company.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE ELDER-BEERMAN STORES CORP.

                                          By: /s/ BYRON L. BERGREN
                                            ------------------------------------
                                            Name: Byron L. Bergren
                                            Title: President and Chief Executive
                                              Officer

Dated: September 23, 2003

                                                                         ANNEX A

                         THE ELDER-BEERMAN STORES CORP.

                              [ELDER-BEERMAN LOGO]

                                3155 El-Bee Road
                               Dayton, Ohio 45439

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about September 23, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Elder Acquisition Corp. ("Purchaser"), an Ohio corporation and an indirect wholly owned subsidiary of The Bon-Ton Stores, Inc., a Pennsylvania corporation ("Parent"), to at least two-thirds of the seats on the board of directors of the Company (the "Board" or the "Board of Directors").

     On September 15, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Purchaser, pursuant to which Purchaser is required to commence a tender offer to purchase all of the outstanding Common Shares, no par value, of the Company (the "Shares"), at a price per Share of $8.00, net to the seller in cash, without interest thereon (such price, or the highest price per Share as may be paid in the Offer, is hereinafter referred to as the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the shareholders of the Company and are filed as Exhibit (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on September 23, 2003.

     The Merger Agreement provides that on the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, following completion of the Offer, and in accordance with the Ohio General Corporation Law (the "OGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger, the Company will continue as the surviving corporation and an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than Shares held by (i) the Company, (ii) Purchaser or Parent or (iii) shareholders who are entitled to and have properly exercised appraisal rights under the OGCL) will be converted into the right to receive a per Share price equal to the Offer Price, without interest thereon (the "Merger Price").

     The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is annexed as Annex A, which was filed by the Company with the SEC on September 23, 2003.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Parent Designees (as identified herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Statement.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on September 23, 2003. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, October 21, 2003, unless extended in accordance with its terms.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The Shares are the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each Share is entitled to one vote. As of September 15, 2003, there were 11,585,457 Shares issued and outstanding. Parent and Purchaser own 100 Shares as of the date hereof.

  PURCHASER'S RIGHT TO DESIGNATE DIRECTORS TO THE COMPANY'S BOARD OF DIRECTORS

     The Merger Agreement provides that, promptly upon the date that Purchaser first accepts Shares tendered in the Offer, Purchaser will be entitled to designate such number of directors to the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will give Purchaser representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the directors elected as described in this sentence) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment by Purchaser bears to (b) the number of Shares then outstanding. The Company agrees in the Merger Agreement that it will use its reasonable best efforts to, upon request by Purchaser, take such actions as are necessary to cause Purchaser's designees to be elected to the Company's Board of Directors. In connection with such request, the Company may either increase the size of the Company's Board of Directors (subject to the provisions of the Company's articles of incorporation and code of regulations) or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected to the Company's Board of Directors.

     The Merger Agreement also requires the Company to use its reasonable best efforts to cause the individuals designated by Purchaser for election to the Company's Board of Directors to be elected in the same proportions to each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of each subsidiary's board.

     In the event that Purchaser's designees are elected to the Company's Board of Directors, until the effective time of the Merger, the Board of Directors will have at least four members consisting of (i) three persons who were directors on the date of the Merger Agreement and who are not employed by the Company and are not affiliates, associates or employees of Parent or Purchaser, or in the event of a vacancy, persons designated by such persons and (ii) the Chief Executive Officer of the Company as of the date of the Merger Agreement.

     Accordingly, following the date that Purchaser first accepts Shares tendered in the Offer, the Company expects to increase the size of the Company's Board of Directors to 11, obtain the resignation of six of its existing directors, and appoint up to seven persons designated by Purchaser. The Company currently expects that the following four directors of the Company will continue to serve until the effective time of the Merger: Charles Macaluso, Steven C. Mason, Jack A. Staph and Byron L. Bergren.

     The following table sets forth certain information with respect to the individuals Parent may designate to serve on the Company's Board of Directors (each, a "Parent Designee"), including their respective ages as of the date hereof, current principal occupation or employment and five-year employment history. Each Parent Designee is a citizen of the United States. Unless otherwise indicated, the business address of each designee is 2801 East Market Street, York, Pennsylvania 17402.

                                                                     PRESENT PRINCIPAL OCCUPATION OR
NAME                                              AGE   EMPLOYMENT; MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                                              ---   ----------------------------------------------------------
Tim Grumbacher..................................  63    Chairman of the Board of The Bon-Ton since August 1991,
                                                        and Chief Executive Officer since June 2000. From 1977 to
                                                        1989 he was President and from 1985 to 1995 he was Chief
                                                        Executive Officer of The Bon-Ton.

                                                                     PRESENT PRINCIPAL OCCUPATION OR
NAME                                              AGE   EMPLOYMENT; MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                                              ---   ----------------------------------------------------------
Michael L. Gleim................................  60    Vice Chairman and Chief Operating Officer of The Bon-Ton
                                                        from December 1995 to February 2002. From 1991 to December
                                                        1995 he was Senior Executive Vice President and from 1989
                                                        to 1991 he was Executive Vice President of The Bon-Ton.

Leon D. Starr...................................  85    Management consultant to department and specialty stores
                                                        since 1984. Prior to such time, he held various positions
                                                        with Allied Stores Corporation, a national operator of
                                                        department stores, for over 35 years.

Thomas W. Wolf..................................  54    President of the Wolf Organization, Inc., a building
                                                        materials manufacturer and distributor based in York,
                                                        Pennsylvania, since 1985. He is also a director of Irex
                                                        Corporation, a national building contractor.

Frank Tworecke..................................  56    President and Chief Operating Officer of The Bon-Ton since
                                                        March 2003. He joined the Company in November 1999 as Vice
                                                        Chairman and Chief Merchandising Officer. From January
                                                        1996 until November 1999, he was with Jos. A. Bank
                                                        Clothiers, serving as President from February 1997 until
                                                        November 1999.

James H. Baireuther.............................  57    Vice Chairman, Chief Administrative Officer and Chief
                                                        Financial Officer of The Bon-Ton since September 2001.
                                                        From February 2000 to September 2001, he was Executive
                                                        Vice President -- Chief Financial Officer, and for more
                                                        than two years prior to that time he was Senior Vice
                                                        President -- Chief Financial Officer.

Robert E. Stern.................................  58    Vice President -- General Counsel of The Bon-Ton since
                                                        June 1997.

     Parent has informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1. None of the Parent Designees is currently a director of, or holds any position with the Company. Parent has advised the Company that, to Parent's knowledge, none of the Parent Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Parent and the Company that have been described in the Schedule TO or the Statement.

                             PRINCIPAL SHAREHOLDERS

     Our only outstanding class of voting securities is the Shares. The following table sets forth information regarding ownership of our Shares as of September 15, 2003 (except as otherwise noted) by: (i) each person who owns beneficially more than 5% of our Shares, to the extent known by our management,
(ii) each of our directors, our Chief Executive Officer and our three other most highly paid executive officers, and (iii) all directors and executive officers as a group. All information with respect to beneficial ownership has been furnished by the named person or is based on filings with the SEC.

                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL      PERCENT
BENEFICIAL OWNER                                                OWNERSHIP(1)       OF CLASS
----------------                                              -----------------    --------
Snyder Capital Management, Inc. ............................       2,669,800(2)     23.05%
350 California Street, Suite 1460
San Francisco, CA 94104

PPM America, Inc. ..........................................       1,418,368(3)     12.20%
225 West Wacker Drive, Suite 1200
Chicago, IL 60606
Byron L. Bergren............................................         142,365(4)      1.23%
Mark F.C. Berner............................................          17,378(4)         *
Dennis S. Bookshester.......................................          39,378(4)         *
Eugene I. Davis.............................................          17,378(4)         *
Charles Macaluso............................................          94,642(4)         *
Steven C. Mason.............................................         107,898(4)         *
Thomas J. Noonan, Jr. ......................................          50,442(4)         *
Laura H. Pomerantz..........................................          26,200(4)         *
Jack A. Staph...............................................          65,387(4)         *
Charles H. Turner...........................................          51,504(4)         *
Edward A. Tomechko..........................................           8,334            *
James M. Zamberlan..........................................         124,066(4)      1.07%
Steven D. Lipton............................................          49,511(4)         *
All directors and executive officers as a group.............         788,409         6.81%

---------------

 * less than 1%

(1) "Beneficial ownership" is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. So, for example, you not only "beneficially" own the Shares that you hold directly, but also the Shares that you indirectly (through a relationship, a position as a director or trustee, or a contract or understanding) have or share the power to vote or sell or that you have the right to acquire within 60 days of the applicable date.

(2) Snyder Capital Management, Inc. is the general partner of Snyder Capital Management, L.P., a registered investment advisor. These entities reported the beneficial ownership (as of August 5, 2003) of such Shares in a Form 13D/A filed with the SEC on August 15, 2003.

(3) PPM America, Inc. ("PPM"), an investment advisor, reported the beneficial ownership of such Shares in a Form 13D/A filed with the SEC on September 9, 2003 and a Form 4 filed with the SEC on September 11, 2003. All such Shares are held in portfolios of PPM America Special Investments Fund, L.P. ("SIF I") and PPM America Special Investments CBO II, L.P. ("CBO II"). PPM serves as an investment advisor to both SIF I and CBO II. PPM, PPM America CBO Management II Management Company (general partner of CBO II) ("CBO II GP"), PPM America Fund Management GP, Inc. (general partner of SIF I) ("SIF I GP"), PPM Bermuda (as managing partner of CBO II GP) and PPM Holdings, Inc. (as parent company of SIF I GP and CBO II GP) disclaim beneficial ownership of all such Shares.

(4) These amounts include Shares that the following persons have a right to acquire within 60 days:

NAME                                           NUMBER OF SHARES EXERCISABLE
----                                           ----------------------------
Mr. Bergren.................................              83,334
Mr. Berner..................................               4,667
Mr. Bookshester.............................              25,123
Mr. Davis...................................               4,667
Mr. Macaluso................................              80,387
Mr. Mason...................................              92,817
Mr. Noonan..................................              35,361
Ms. Pomerantz...............................              13,419
Mr. Staph...................................              49,906
Mr. Turner..................................              34,793
Mr. Tomechko................................               5,000
Mr. Zamberlan...............................             104,000
Mr. Lipton..................................              36,074

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

NAME                                                          AGE   DIRECTOR SINCE
----                                                          ---   --------------
Byron L. Bergren............................................  56         2002
Mark F. C. Berner...........................................  49         2000
Dennis S. Bookshester.......................................  64         1999
Eugene I. Davis.............................................  48         2000
Charles Macaluso............................................  59         1999
Steven C. Mason.............................................  67         1997
Thomas J. Noonan, Jr. ......................................  64         1997
Laura H. Pomerantz..........................................  55         1997
Jack A. Staph...............................................  57         1997
Charles H. Turner...........................................  46         2000

     Mr. Bergren has served as President and Chief Executive Officer of the Company since February 2002. Prior to this time, Mr. Bergren served as Chairman of the Southern Division of Belk Stores, Inc. ("Belk") from 1999 to February 2002. Prior to that he served as Managing Partner of the Belk Lindsey division of Belk from 1992 to 1999; Senior Vice President of Corporate Sales Promotion and Marketing of Belk from 1991 to 1992; and Senior Vice President of Merchandising and Marketing of the Belk Charlotte division from 1988 to 1991.

     Mr. Berner is Managing Partner of SDG Resources, L.P., an oil and gas investment fund. From 1996 to 1999, he was a private investment consultant in New York. In 1995, Mr. Berner served as Senior Vice President and Counsel for Turnberry Capital Management, L.P., a private equity fund. Mr. Berner also currently serves as a Director of ThinkSheet, Inc., a privately held technology company. Mr. Berner is also a member of the Bar of the State of New York.

     Mr. Bookshester serves as Chairman of the Illinois Racing Board. He also serves as the Chairman of Cutanix Corporation, a privately held biotechnology company. From 1999 through May 2002, he served as the President and Chief Executive Officer of Fruit of the Loom, Inc., a garment manufacturer that filed for protection under Chapter 11 of the United States Bankruptcy Code in December 1999. Mr. Bookshester also currently serves as a Director of Playboy Enterprises, Inc.

     Mr. Davis is Chairman and Chief Executive Officer of Pirinate Consulting Group, L.L.C., a corporate strategy consulting firm, Murdock Communications Corporation, a telecommunications holding company, and of RBX Industries, Inc., a rubber and foam manufacturer and distributor that filed for protection under Chapter 11 of the United States Bankruptcy Code in December 2000. Prior to serving as RBX's Chairman and Chief Executive Officer, he served as its Chief Restructuring Officer from January to September 2001. From 1999 to 2001, he served as Chief Executive Officer of SmarTalk Teleservices Corp., an independent provider of prepaid calling cards, that filed for protection under Chapter 11 of the United States Bankruptcy Code in January 1999, and is currently being liquidated. During 1998 and 1999, Mr. Davis was Chief Operating Officer of Total-Tel Communications, Inc., a long distance telecommunications provider. From 1996 to 1997, Mr. Davis was the Chief Executive Officer of Sport Supply Group, Inc., a sporting goods and athletic equipment distributor. Mr. Davis also currently serves as a Director of Coho Energy, Inc., Murdock Communications Corp., Tipperary Corporation, Flag Telecom Group Limited, Metals USA, Inc. and Metrocall Holdings, Inc.

     Mr. Macaluso is a Principal in Dorchester Capital Advisors (formerly East Ridge Consulting, Inc.), a management advisory and investment firm he founded in 1998. Prior to this, Mr. Macaluso served as a Principal from 1996 through 1998 in Miller Associates, Inc., a management consulting firm. Mr. Macaluso also currently serves as a Director of Flag Telecom, Ltd. and Darling International.

     Mr. Mason was appointed interim President effective January 1, 2002, and served in this capacity until Mr. Bergren's appointment as President. Mr. Mason was also appointed as non-executive Chairman of the Board in January, 2002. Mr. Mason retired from Mead Corp., a forest products company, in November 1997. Prior to retirement, Mr. Mason served as Chairman of the Board and Chief Executive Officer of Mead Corp. from April 1992 to November 1997. Mr. Mason also currently serves as a Director of PPG Industries, Inc. and Convergys Corp.

     Mr. Noonan is the Chairman and Chief Executive Officer of the Coppergate Group ("Coppergate"), a financial investment and management company, and has served in this capacity since May 1996. Prior to that, he served as a Managing Director of Coppergate from April 1993 through May 1996. He also serves as the Chairman, President and Chief Executive Officer of Intrenet, Inc. ("Intrenet"), a truckload carrier service provider that filed for protection under Chapter 11 of the United States Bankruptcy Code in January 2001, and is currently being liquidated. Mr. Noonan has served in his current position at Intrenet since January 2001. He has been a Director of Intrenet since 1991 and was named Chairman in December 2000. Mr. Noonan is Managing Director of Solutions Management, a financial advisory firm, and has served in that capacity since September 2001. From April 2000 to April 2002, Mr. Noonan served as the Chief Executive of R&S Liquidating Company, Inc., which was formerly known as WSR, Inc. ("WSR"), an automotive aftermarket retailer that filed for protection under Chapter 11 of the United States Bankruptcy Code in 1998, and is currently being liquidated. Prior to that, Mr. Noonan was WSR's Chief Restructuring Officer from August 1998 through December 1999. Mr. Noonan served as Executive Vice President and Chief Financial Officer of Herman's Sporting Goods, Inc. from August 1994 through 1999, a sporting goods retailer that filed for protection under Chapter 11 of the United States Bankruptcy Code, and is currently being liquidated.

     Mrs. Pomerantz currently serves as President of LHP Consulting & Management, a real estate consulting firm, and has served in this capacity since 1995. Through LHP Consulting & Management, Mrs. Pomerantz is also associated with PBS Realty Advisors, LLC as one of the Principals, a company providing commercial real estate advisory and brokerage services. The partnership was formed in September of 2002. Prior to that, she was associated with Newmark & Company Real Estate, Inc., a commercial real estate company, as Senior Managing Director and served in this capacity from August 1996 to August 2002. Mrs. Pomerantz served as Executive Vice President and a Director of the Leslie Fay Companies, Inc. ("Leslie Fay"), an apparel design and manufacturing company, from January 1993 to November 1994, and as Senior Vice President and Vice President of Leslie Fay from 1986 through 1992.

     Mr. Staph is currently a consultant, lawyer and private investor. He also serves as President of Cleveland Marathon, Inc. Mr. Staph has also served in an advisory capacity to CVS Corp. since June 1997. Prior to this time, Mr. Staph served as Senior Vice President, Secretary, and General Counsel of Revco D.S., Inc., a retail pharmacy company, from October 1972 to August 1997.

     Mr. Turner is Executive Vice President of Finance, Chief Financial Officer and Treasurer of Pier 1 Imports, Inc. ("Pier 1"), and has served in this capacity since August 1999. Mr. Turner served as Pier 1's Senior Vice President of Stores from August 1994 through August 1999.

EXECUTIVE OFFICERS

NAME                                    AGE                  POSITION
----                                    ---   --------------------------------------
Byron L. Bergren......................  56    President and Chief Executive Officer
Edward A. Tomechko....................  54    Executive Vice President, Chief
                                              Financial Officer, Treasurer and
                                              Secretary
James M. Zamberlan....................  56    Executive Vice President, Stores
Steven D. Lipton......................  52    Senior Vice President, Controller

     Mr. Bergren has served as President and Chief Executive Officer of the Company since February 2002. Prior to this time, Mr. Bergren served as Chairman of the Southern Division of Belk Stores, Inc. ("Belk") from 1999 to February 2002. Prior to that he served as Managing Partner of the Belk Lindsey division of Belk from 1992 to 1999; Senior Vice President of Corporate Sales Promotion and Marketing of Belk from 1991 to 1992; and Senior Vice President of Merchandising and Marketing of the Belk Charlotte division from 1988 to 1991.

     Mr. Tomechko has served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company since June 2002. Prior to this time, he was a Managing Partner of M.E. Thomas & Associates, LLC, a business advisory firm, from October 2000 to May 2002. Prior to that, he served as Chief Executive Officer of Net Radio Corp., a media distribution company, from January 1999 to October 2000. He served as that company's Senior Vice President and Chief Financial Officer from August 1998 to December of 1998. Prior to that, he served as Senior Vice President, Chief Financial Officer of David's Bridal, a specialty retailer, from April 1997 to May 1998.

     Mr. Zamberlan has served as Executive Vice President, Stores of the Company since July 1997. Prior to this time, Mr. Zamberlan served as Executive Vice President of Stores for Bradlee's, Inc. from September 1995 to January 1997 and also served as Senior Vice President of Stores for the Lazarus Division of Federated from November 1989 to August 1995.

     Mr. Lipton has served as Senior Vice President, Controller of the Company since March 1996. Prior to this time, Mr. Lipton served as Operating Vice President of Payroll for Federated Financial & Credit Services from September 1994 to January 1996 and served as Vice President and Controller of the Lazarus Division of Federated from February 1990 to August 1994.

             INFORMATION REGARDING THE COMPANY'S BOARD OF DIRECTORS

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD.

     The Company's Board of Directors oversees the business and affairs of the Company and monitors the performance of management. The Board met nine times during fiscal year 2002. Every director attended more than 75% of the meetings of the Board of Directors and the committees on which they served in fiscal year 2002.

     The Board of Directors has an Executive Committee, an Audit and Finance Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each Committee reports to the Board of Directors at its first meeting after any Committee meeting.

     EXECUTIVE COMMITTEE. During fiscal year 2002, the members of the Executive Committee were Messrs. Mason (Chairman), Davis (who served on the Executive Committee until August 28, 2002), Noonan and Macaluso. Messrs. Berner and Staph joined the Executive Committee on August 28, 2002. The Executive Committee held two meetings in 2002. Except to the extent that its powers are limited by law, by the Company's Amended Articles of Incorporation or Regulations or by the Board of Directors, during the intervals between meetings of the Board of Directors, the Executive Committee may exercise, subject to the control of the Board of

Directors, all of the powers of the Board of Directors in the management and control of the Company's business. All action taken by the Executive Committee is reported to the Board of Directors at its first meeting thereafter.

     AUDIT AND FINANCE COMMITTEE. During fiscal year 2002, the members of the Audit and Finance Committee were Messrs. Noonan (Chairman), Davis, Macaluso and Turner. Mr. Bookshester joined the Audit and Finance Committee on August 28, 2002. The Audit and Finance Committee held nine meetings in 2002. The Audit and Finance Committee is responsible for: (i) monitoring the Company's corporate compliance program; (ii) recommending the Company's outside auditors; (iii) reviewing the independence of the Company's outside auditors; (iv) reviewing the audit results and recommendations of the Company's outside auditors; (v) reviewing the Company's financial statements, including meeting each quarter with management and the Company's outside auditors to review quarterly earnings results and the quality of those earnings prior to their public release; (vi) reviewing and evaluating the Company's systems of internal accounting controls;
(vii) reviewing and evaluating the Company's internal audit functions and meeting from time to time with the internal auditors outside the presence of other employees; and (viii) reviewing such other matters in relation to the accounting, auditing and financial reporting practices and procedures of the Company as the Audit and Finance Committee may, in its own discretion, deem desirable in connection with the review functions described above.

     COMPENSATION COMMITTEE. During fiscal year 2002, the members of the Compensation Committee were Messrs. Staph (Chairman until August 28, 2002) and Berner (Chairman after August 28, 2002). Mr. Bookshester and Mrs. Pomerantz joined the Compensation Committee on August 28, 2002. Mr. Mason served on the Compensation Committee until August 28, 2002. The Compensation Committee held five meetings in 2002. The Compensation Committee is responsible for: (i) reviewing executive salaries; (ii) approving the salaries and other benefits of the executive officers of the Company; (iii) administering the bonus, stock option and other incentive compensation plans of the Company; and (iv) advising and consulting with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company.

     NOMINATING AND CORPORATE GOVERNANCE COMMITTEE. During fiscal year 2002, the members of the Nominating and Corporate Governance Committee were Messrs. Mason (Chairman until August 28, 2002) and Staph (Chairman after August 28,
2002). Mr. Bookshester and Mrs. Pomerantz served on the Nominating and Corporate Governance Committee until August 28, 2002. Messrs. Berner, Davis and Noonan joined the Nominating and Corporate Governance Committee on August 28, 2003. The Nominating and Corporate Governance Committee held three meetings in 2002. The Nominating and Corporate Governance Committee is responsible for the selection, evaluation and nomination of candidates for election to the Board of Directors. The Nominating and Corporate Governance Committee is also responsible for recommending to the Board the members and chair of each Board Committee. In addition, the Nominating and Corporate Governance Committee is responsible for the process of evaluating the overall performance of the Board of Directors and its individual members to ensure effective operations of the Board of Directors and overall corporate governance. The Nominating and Corporate Governance Committee does not consider nominees recommended by shareholders. Instead, these nominees would be considered by the entire Board of Directors.

     COMPENSATION OF DIRECTORS.

     Directors who are employees of the Company do not receive any separate fees or other remuneration for serving as a director. For fiscal year 2002, non-employee directors were paid an annual retainer of $20,000 for their service on the Board of Directors. Non-employee directors may elect to take their annual retainer as cash or in the form of discounted stock options. At the beginning of each fiscal year, non-employee directors also receive an annual grant of restricted shares with a market value of $10,000 on the date of the grant. When first joining the board, a non-employee director also receives an initial grant of 1,300 restricted shares and options to purchase 7,000 Shares. Non-employee committee chairpersons are paid an additional $5,000 fee for their services on their respective committees. Non-employee directors are also paid a meeting fee of $1,500 for each board meeting attended, plus $500 for each committee meeting attended, other than members of the Executive Committee, which has the fee structure described in the next paragraph.

     For fiscal year 2002, compensation for members of the Executive Committee, all of whom are non-employee directors, was $2,500 for in person meetings and $1,000 for telephonic meetings.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Except as noted in the following sentence, no member of the Compensation Committee was or ever has been an officer or employee of the Company or engaged in transactions with the Company (other than in his capacity as a director). During Mr. Mason's tenure as interim President from January 1, 2002 until Mr. Bergren's appointment as President on February 11, 2002, Mr. Mason remained on the Compensation Committee. During this time, the Compensation Committee neither met nor acted on any matters. No executive officer of the Company serves as a director or member of the compensation committee of any other entity whose executive officer serves as a member of the Compensation Committee or a director of the Company.

                             EXECUTIVE COMPENSATION

     The following sections present compensation information for the years shown for the Company's Chief Executive Officer, the next three highest paid executive officers (the "Named Executive Officers") at the end of fiscal year 2002, and one former executive officer. The information is presented on a fiscal year basis.

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                                        --------------------------------   --------------------------------------
                                                                                   AWARDS              PAYOUTS
                                                                           -----------------------   ------------
                                                                           RESTRICTED   SECURITIES
                                                            OTHER ANNUAL     STOCK      UNDERLYING    ALL OTHER
           NAME AND                     SALARY     BONUS    COMPENSATION    AWARD(S)     OPTIONS/    COMPENSATION
      PRINCIPAL POSITION         YEAR     ($)       ($)         ($)           ($)        SARS (#)       ($)(8)
      ------------------         ----   -------   -------   ------------   ----------   ----------   ------------
Byron L. Bergren,(1)...........  2002   498,626   200,000(4)   140,257(5)    10,000(7)                  178,606
  President and                  2001                                       142,500      250,000
  Chief Executive Officer        2000

Edward A. Tomechko,(2).........  2002   190,137    69,603(4)    18,990(6)     8,700(7)    25,000         25,834
  Executive Vice President       2001
  Chief Financial Officer,       2000
  Secretary and Treasurer

James M. Zamberlan,............  2002   368,431   131,400                                                 2,893
  Executive Vice President       2001   364,046                                                           3,558
  Stores                         2000   351,346     9,703                                 30,000          4,359

Steven D. Lipton,..............  2002   226,104    63,000(4)                  7,875(7)                    6,143
  Senior Vice President --       2001   220,821                                                           6,480
  Controller                     2000   203,538    43,315                    11,876       15,000          6,660

Scott J. Davido,(3)............  2002    95,110                                                         209,352
  Former Executive Vice          2001   292,199                                                           3,816
  President, Chief Financial     2000   261,923    37,295                    29,690       30,000          4,236
  Officer, Secretary and
  Treasurer

---------------

(1) Mr. Bergren was elected as President and Chief Executive Officer of the Company effective February 11, 2002. As part of his employment contract, Mr. Bergren was issued options and shares of restricted stock upon the execution of his employment agreement, which occurred during the Company's 2001 fiscal year.

(2) Mr. Tomechko's salary reflects compensation received since he joined the Company in June 2002.

(3) Mr. Davido's salary reflects compensation received until his departure from the Company on May 28, 2002.

(4) Includes the dollar value as of January 31, 2003 of deferred shares as follows: Mr. Bergren -- 15,326 shares; Mr. Tomechko -- 13,344 shares and Mr. Lipton -- 12,069 shares. Under the Company's Equity and Performance Incentive Plan, executives may elect to be paid a portion of their cash bonus in "deferred shares" of the Company rather than cash; and if such election is made, one restricted share is awarded for each four deferred shares. Deferred shares are paid to an executive after a three-year deferral period or cessation of employment, whichever occurs first. Restricted matching shares are forfeited if the executive does not continue in the employ of the Company for three years after the award.

(5) Reimbursement for relocation expense of $93,342 and taxes associated with said expense of $46,915.

(6) Reimbursement for relocation expense of $11,672 and taxes associated with said expense of $7,318.

(7) Includes the dollar value of restricted shares awarded under the Company's Equity and Performance Incentive Plan, as follows: Mr. Bergren -- 3,831 shares, Mr. Tomechko -- 3,334 shares and Mr. Lipton -- 12,069 shares.

(8) Includes for 2002 life insurance premium payments paid by the Company in the following amounts: Mr. Bergren -- $3,606, Mr. Tomechko -- $834, Mr. Zamberlan -- $2,893, Mr. Lipton -- $2,093 and Mr. Davido -- $1,537; a matching contribution paid by the Company under the Company's Retirement Savings Plan in the following amount: Mr. Lipton -- $4,050 and Mr. Davido
     -- $2,430; signing bonuses of $175,000 to Mr. Bergren and $25,000 to Mr. Tomechko; and severance payments of $205,385 to Mr. Davido.

STOCK OPTION GRANTS

     The following table sets forth information concerning the only stock option grants made to any Named Executive Officers during fiscal year 2002 pursuant to the Company's Equity and Performance Incentive Plan, as amended (the "Plan").

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               INDIVIDUAL GRANTS
                            -------------------------------------------------------   POTENTIAL REALIZABLE
                                              PERCENT                                   VALUE AT ASSUMED
                              NUMBER OF       OF TOTAL                                ANNUAL RATE OF STOCK
                             SECURITIES       OPTIONS                                  PRICE APPRECIATION
                             UNDERLYING      GRANTED TO                                  FOR OPTION TERM
                               OPTIONS      EMPLOYEES IN    EXERCISE     EXPIRATION   ---------------------
           NAME             GRANTED(#)(1)   FISCAL 2002    PRICE($/SH)      DATE       5% ($)     10% ($)
           ----             -------------   ------------   -----------   ----------   --------   ----------
Edward A. Tomechko........      25,000          56.9          3.15        06/10/12    448,087    1,135,541

---------------

(1) Options vest annually in one-fifth increments beginning one year from date of grant and have a term of ten years.

STOCK OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth information about any stock options exercised during fiscal year 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options held by any Named Executive Officers. All of such options were granted under the Plan.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                       NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                       OPTIONS/SARS HELD AT          OPTIONS/SARS HELD AT
                             SHARES       VALUE        FEBRUARY 1, 2003 (#)         FEBRUARY 1, 2003 ($)(1)
                           ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
NAME                       EXERCISE(#)     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       -----------   --------   -----------   -------------   -----------   -------------
Byron L. Bergren.........       0          0.00        83,334        166,666         $0.00          $0.00
Edward A. Tomechko.......       0          0.00             0         25,000         $0.00          $0.00
James M. Zamberlan.......       0          0.00        97,000         29,000         $0.00          $0.00
Steven D. Lipton.........       0          0.00        33,000         13,000         $0.00          $0.00

---------------

(1) Based on the closing price on NASDAQ of the Shares on January 31, 2003 (the last trading day in fiscal year 2002) of $2.61.

EMPLOYMENT AND SEVERANCE AGREEMENTS WITH CERTAIN OFFICERS

     The Company entered into an employment agreement with Mr. Bergren in January 2002 under which he is employed as President and Chief Executive Officer of the Company at a base annual salary with benefits plus any increases granted to him at the discretion of the Board. The Company has also agreed to nominate him for election as a director at each annual meeting of shareholders. The initial term of the agreement expires on January 30, 2005, except that it automatically extends for successive one-year periods unless notice of termination is given within 120 days prior to the expiration of the initial term or any extended term. If the Company terminates Mr. Bergren's employment at any time for any reason other than cause, disability or death, the Company will continue to pay him his base salary for the longer of the remaining term of the employment agreement or one year following termination. If such termination occurs after a "change of control" of the Company, then, in lieu of the foregoing payments, the Company will pay him in a lump sum within 45 days after his termination of employment a severance payment equal to 2.99 times his "base amount," as such term is defined in Section 280G of the Internal Revenue Code. In addition, all unexercisable options held by Mr. Bergren become exercisable and unvested restricted shares held by him vest. If any payment to Mr. Bergren as a result of a change of control of the Company is subject to the Section 280G excise tax, such payments will be grossed up to offset the impact of the tax. If Mr. Bergren terminates his employment for "good reason" within two years of a change of control of the Company, he will be entitled to the same payments that the Company would be required to make to him if the Company had terminated him for any reason other than cause, disability or death. Mr. Bergen may voluntarily terminate his employment with the Company at any time, but in such an event he would not be entitled to any severance payments. Any payment under the severance clause is conditioned on the execution of a release of claims agreement.

     The Company entered into a severance agreement with Mr. Tomechko in June 2002. The agreement provides that (i) if the Company terminates his employment at any time for any reason other than cause, disability or death or (ii) if Mr. Tomechko resigns his employment for "good reason," the Company will continue to pay him his base salary and will continue his participation in Company health plans for 12 months following termination. If either of the foregoing terminations occur within 24 months following a "change of control" of the Company, the Company will, in lieu of the foregoing severance benefits, pay Mr. Tomechko in a lump sum within 45 days of his termination of employment an amount equal to 2 times his salary and will continue his participation in Company health plans for 24 months. Any payment under the severance clause is subject to the execution of a release of claims agreement.

     The Company entered into an employment agreement with Mr. Zamberlan in December 1997, which was amended on June 15, 2001. The agreement as now in effect provides that Mr. Zamberlan will be employed as Executive Vice President, Stores of the Company at a base salary with benefits, plus any increases granted to him at the discretion of the Board. The agreement is for a one-year period, except that it automatically extends for successive one-year periods unless notice of termination is given 120 days prior to the expiration date of the then current one-year period. If the Company terminates Mr. Zamberlan's employment at any time during the term of the agreement for any reason other than cause, disability or death, the Company will continue to pay him his base salary for one year and will continue his participation in Company health and life insurance programs until the earlier of his obtaining new employment providing equivalent benefits or the expiration of two years from termination of employment. If Mr. Zamberlan is terminated by the Company or resigns for "good reason" within two years of a "change of ownership" of the Company or he resigns within the 30-day period following the one-year anniversary date of the change of ownership of the Company or he is terminated by the Company in connection with, but prior to, a change of ownership, then, in lieu of the foregoing cash payments, the Company will pay him in a lump sum within 45 days after his termination of employment a severance payment equal to the greater of (i) 2.99 times his "base amount," as such term is defined in Section 280G of the Internal Revenue Code, or (ii) 2.0 times his most recent base salary and bonus, subject to the execution of a release of claims agreement. If any payment to Mr. Zamberlan as a result of a change of ownership of the Company is subject to the
Section 280G excise tax under the Internal Revenue Code, such payments will be grossed up to offset the impact of the tax.

     The Company entered into an employment agreement with Mr. Lipton in December 1997, which was amended on June 15, 2001. The agreement as now in effect provides that Mr. Lipton will be employed as Senior

Vice President and Controller of the Company at a base salary with benefits plus any increases granted to him at the discretion of the Board. The agreement is for a one-year period, except that it automatically extends for successive one-year periods unless notice of termination is given 120 days prior to the expiration date of the then current one-year period. If the Company terminates Mr. Lipton's employment at any time during the term of the agreement for any reason other than cause, disability or death, the Company will continue to pay him his base salary for one year and will continue his participation in Company health and life insurance programs until the earlier of his obtaining new employment providing equivalent benefits or the expiration of two years from termination of employment. If Mr. Lipton is terminated by Company or resigns for "good reason" within two years of a "change of ownership" of the Company or he resigns within the 30-day period following the one-year anniversary date of a change of ownership of the Company or he is terminated by the Company in connection with, but prior to, a change of ownership of the Company, then, in lieu of the foregoing cash payments, the Company will pay him in a lump sum within 45 days after his termination of employment a severance payment equal to
1.5 times his most recent base salary and bonus, subject to the execution of a release of claims agreement. If any payment to Mr. Lipton as a result of a change of ownership of the Company is subject to the Section 280G excise tax under the Internal Revenue Code, such payments will be grossed up to offset the impact of the tax.

     The Company has also entered into Indemnification Agreements with each current member of the Board of Directors as well as each of the Company's executive officers. These agreements provide that, to the extent permitted by Ohio law, the Company will indemnify the director or officer against all expenses, costs, liabilities and losses (including attorneys' fees, judgments, fines and settlements) incurred or suffered by the director or officer in connection with any suit in which the director or officer is a party or is otherwise involved as a result of the individual's service as a member of the Board of Directors or as an officer so long as the individual's conduct that gave rise to such liability meets certain prescribed standards.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

OVERVIEW AND PHILOSOPHY.

     The Compensation Committee of the Board of Directors (the "Committee") has responsibility for setting and administering the policies that govern executive compensation. The Committee reviews, analyzes and recommends compensation programs to the Board and administers and grants awards under the Company's Equity and Performance Incentive Plan, as amended (the "Plan"). The Committee is comprised entirely of non-employee directors. Reports of the Committee's actions and decisions are recommended to the full Board. The purpose of this report is to summarize the philosophical principles, specific program objectives and other factors considered by the Committee in reaching its determination regarding the executive compensation of the Chief Executive Officer and the Company's other executive officers.

     The Committee's goal is to ensure the establishment and administration of executive compensation policies and practices that will enable the Company to attract, retain and motivate the management talent necessary to achieve the Company's goals and objectives. The Committee's philosophy is that executive compensation should include the following:

     - A competitive mix of short-term (base salary and annual incentive bonus) and long-term (stock options and restricted and deferred shares) compensation that helps the Company attract and retain executive talent.

     - Cash compensation that generally reflects competitive industry levels, with annual incentive bonus opportunities that may produce total compensation at or above competitive levels if performance against predetermined objectives exceeds targets.

     - Opportunities for ownership of the Company's Shares that align the interests of Company executives with the long-term interests of shareholders.

     The Company's executive compensation is comprised primarily of (i) salaries, (ii) annual cash incentive bonuses and (iii) long-term incentive compensation in the form of stock options, deferred shares and restricted shares granted under the Plan. Periodically, the Committee reviews market data and assesses the Company's competitive position for each of these three components. To assist in benchmarking the competitiveness of its compensation programs, the Committee retains a third-party consultant to compile an executive compensation survey for comparably sized retail companies. Because the Committee believes that compensation in the retail industry is more directly tied to the size of enterprise than the type of retail business, these surveys also include comparably sized retailers outside of the department store business. Each of the components of executive compensation is discussed below.

COMPONENTS OF COMPENSATION.

     BASE SALARY. The Committee reviews base salaries annually and makes adjustments on the basis of the performance of both the individual executive and the Company, the executive's level of responsibility in the Company, the executive's importance to the Company and the general level of executive compensation in the retail industry. Base salaries and increases in the base salaries of the Company's executive officers (other than the Chief Executive Officer) are reviewed and approved by the Committee after considering recommendations made by the Chief Executive Officer in light of the criteria discussed above.

     ANNUAL BONUS.

          General parameters: Annual bonus awards are designed to promote the achievement of the Company's business objectives. In setting annual bonus award targets, the Committee considers the Company's prior year performance and objectives, as well as its expectations for the upcoming year. The Committee establishes objective and measurable performance goals. Executive officers must meet or exceed the established thresholds to receive a bonus payout.

          Bonus targets are fixed as a percentage of annual base salary based on comparable incentives paid by other retail companies. Target bonuses for the executive officers ranged from 35% to 50% of base salary. The target percentage increases with the level of responsibility of the executive. Bonus payments may range from 0% to 150% of the target annual bonus, with payments increasing as performance improves.

          2002 bonus objectives: Executive officers annual bonuses for 2002 were based on meeting a corporate operating profit goal. For the fiscal year 2002, the Company achieved the threshold, but not the target award level established for operating profit. Therefore, the Company paid this bonus component at 80% of the target level to the executive officers.

          Deferred shares and restricted shares: An executive may elect to defer up to 50% of his annual bonus in the form of deferred shares. Deferred shares are subject to a deferral period of at least three years, which is accelerated in the event of death, permanent disability, termination of employment or change in control of the Company. Holders of deferred shares do not have voting rights for their deferred shares, but the terms of the deferred shares may provide for dividend equivalents. The Company matches 25% of the value of the deferred shares in restricted shares.

          Restricted shares vest in three years from the date of grant, which is accelerated in the event of death, permanent disability or a change in control of the Company. Prior to vesting, restricted shares are forfeitable upon termination of employment. The restricted shares provide for dividend equivalents and voting rights. The deferred shares and restricted shares are granted to executives in accordance with the Plan.

     LONG-TERM INCENTIVE AWARDS.

          Stock options, deferred shares and restricted shares: The Committee administers the Plan, which provides for long-term incentives to executive officers in the form of stock options, deferred shares and restricted shares. The awards of stock options, deferred shares and restricted shares provide compensation to executives only if shareholder value increases. To determine the number of stock options, deferred shares and restricted shares awarded, the Committee periodically reviews a survey prepared by a third-party consultant of awards made to individuals in comparable positions at other retail companies and the executive's past performance, as well as the number of long-term incentive awards previously granted to the executive. The deferred shares and restricted shares are subject to the terms and conditions described above.

COMPENSATION OF CHIEF EXECUTIVE OFFICER.

     The base salary and increases in the base salary of the Chief Executive Officer are reviewed annually and approved by the Committee and the nonemployee members of the Board of Directors after review of the Chief Executive Officer's performance against predetermined performance criteria set by the nonemployee Directors.

     2002 base salary and annual bonus: Mr. Bergren's annual base salary was $500,000. Mr. Bergren also earned a performance-based bonus of $200,000 for fiscal year 2002 results in accordance with the Plan, and an 80% payout of his annual bonus target of 50% of his base salary. Mr. Bergren's bonus is determined in the same manner described above for the executive officers.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION.

     Under Section 162(m) of the Internal Revenue Code, the Company is precluded from deducting compensation in excess of $1 million per year paid to each of the Named Executive Officers. Qualified performance-based compensation is excluded from this deduction limitation if certain requirements are met. The Plan is designed to permit (but not require) the Committee to grant awards that will qualify as performance-based compensation that is excluded from the limitation in Section 162(m). The Committee believes that Section 162(m) should not cause the Company to be denied a deduction for fiscal year 2002 compensation paid to the Named Executive Officers. The Committee will work to structure components of its executive compensation package to achieve maximum deductibility under
Section 162(m) while at the same time considering the goals of its executive compensation policies.

     The Committee believes its compensation policies and programs for executive officers and the Chief Executive Officer effectively tie executive compensation to the Company's performance and value creation for the shareholders.
                                          THE COMPENSATION COMMITTEE

                                          Mark F.C. Berner (Chairman)
                                          Jack A. Staph
                                          Dennis S. Bookshester
                                          Laura H. Pomerantz

                              CERTAIN TRANSACTIONS

     In fiscal year 2002, Mr. Tomechko participated in a relocation program that was offered by the Company to executive officers and other key employees who relocated at the request of the Company. Under the program, a third-party relocation service purchased Mr. Tomechko's former residence in Minnesota, pursuant to an agreement dated July 16, 2002, at its appraised value of $595,000. The Company advanced the funds to the relocation service for the purchase on July 29, 2002 and was reimbursed the funds on August 1, 2002, less costs of $39,296 associated with the transaction.

     John S. Lupo served as Executive Vice President Merchandising & Marketing from August 19, 2001 to October 31, 2002. His services were made available to the Company under an agreement between the Company and Renaissance Partners, LLP. The Company paid to Renaissance Partners a total of $369,000 in fiscal year 2002.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10 percent of the Company's Shares to file reports of beneficial ownership on Forms 3, 4 and 5 with the SEC. The SEC requires this group to furnish us with copies of all such filings. Based upon the Company's review of such forms and written representations from directors and executive officers that no other reports were required, the Company is not aware of any instances of noncompliance, or late compliance, with such filings by its directors, executive officers or 10 percent shareholders.

                            STOCK PRICE PERFORMANCE

     The following graph depicts the value of $100 invested in the Company's Shares beginning February 17, 1998 (the first trading day of the Shares) through January 31, 2003 (the last trading day of the Company's 2002 fiscal year). Comparisons are made to:

          1. The Standard & Poor's SmallCap 600 Index, a market-value weighted index of 600 domestic companies with an average equity market value of approximately $400 million; and

          2. A Regional Department Store Peer Group, consisting of The Bon-Ton Stores, Inc., Goody's Family Clothing, Inc. and Gottschalks Inc. The return for this group was calculated assuming an equal dollar amount was invested in each retailer's stock based on closing prices as of February 17, 1998. Jacobson Stores Inc. has been deleted from this year's index since it is currently being liquidated and no longer trades on any exchange. No other changes in the peer group index were made since last year.

                           [ELDER-BEERMAN LINE GRAPH]

                                                                   S&P       REGIONAL
                                                                 SMALLCAP   DEPARTMENT
                                                                   600      STORE PEER
FISCAL YEAR END                                           EBSC    INDEX     GROUP INDEX
---------------                                           ----   --------   -----------
February 17, 1998.......................................  100      100          100
1998....................................................   54       93           57
1999....................................................   30      103           36
2000....................................................   18      120           31
2001....................................................   16      123           19
2002....................................................   16      100           18

                                                                         ANNEX B

RBC Logo                                                      Suite 1200
                                                              Two Embarcadero Center
                                                              San Francisco, CA 94111
                                                              (415) 633-8500
                                                              (415) 633-8585 Fax

September 15, 2003

The Board of Directors
The Elder-Beerman Stores Corp.
3155 El-Bee Rd.
Dayton, OH 45439

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the shares (the "Company Common Shares") of the common stock of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"), of the consideration to be received by the holders of Company Common Shares set forth in the proposed Agreement and Plan of Merger (the "Agreement"), by and among the Company, The Bon-Ton Stores, Inc., a Pennsylvania corporation ("Parent"), and Elder Acquisition Corp., an Ohio corporation and an indirect wholly-owned subsidiary of Parent ("Sub"). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

     The Agreement provides, among other things, for the commencement by Sub, subject to the conditions specified in the Agreement, of a tender offer (the "Offer") to acquire all of the outstanding Company Common Shares (subject to the Minimum Tender Condition, the Financing Condition and the other conditions specified in Annex A to the Agreement) at a price of $8.00 per Company Common Share (subject to any required withholding taxes) net to the seller thereof in cash (the "Transaction Consideration") and, subject to the consummation of the Offer and the other conditions specified in the Agreement, the subsequent merger (the "Merger") of Sub with and into the Company, in which the remaining Company Common Shares (other than shares held by Parent or Sub or as to which statutory dissenters' rights are perfected) will be converted into the right to receive the Transaction Consideration per share upon compliance with the surrender procedures specified in the Agreement. In addition, each option to purchase Company Common Shares outstanding immediately prior to the Effective Time will be cancelled in consideration for the right to receive from the Company the product of (x) the excess, if any, of the Transaction Consideration over the exercise price of each such option and (y) the number of Company Common Shares underlying such option. The terms and conditions of the Offer and the Merger (together, the "Transaction") are set forth more fully in the Agreement.

     RBC Dain Rauscher Inc. ("RBC"), a member company of RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

     We are acting as financial advisor to the Company in connection with the Transaction, and we will receive a fee for our services, which is contingent upon the consummation of the Merger or a similar transaction involving the Company. We will also receive a fee for providing this opinion, which is not contingent upon the consummation of the Merger but all of which is creditable against the contingent transaction fee (as is the retainer fee we received in connection with our engagement) and we have previously received a fee, all of which is creditable against such contingent transaction fee, for our opinion rendered on June 25, 2003 in connection with the then-proposed and currently pending merger (the "Wright Holdings Merger") of a wholly-owned subsidiary of Wright Holdings, Inc. with and into the Company. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and Parent and receive customary compensation in connection therewith, and may also actively trade securities of the Company and Parent for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities.

     In connection with our review of the Transaction, and in connection with the preparation of our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Agreement dated September 15, 2003 (the "Latest Draft Agreement"); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) we conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) we reviewed historical financial information (both as reported and as normalized through adjustments to eliminate extraordinary and non-recurring items) and financial forecasts prepared by the Company's management and (except for the Company's adjusted historical results as of August 2, 2003 and the current management forecast for 2003, which have been provided to us subsequently) included in the Company's amended preliminary proxy statement (the "Amended Preliminary Proxy Statement") filed with the SEC on Schedule 14A on August 29, 2003 in connection with the Wright Holdings Merger (the "Company Financials"); (v) we reviewed the reported prices and trading activity for Company Common Shares; and (vi) we performed other studies and analyses and considered such other factors as we deemed appropriate.

     In arriving at our opinion, we performed the following analyses in addition to the review, inquiries and analyses referred to in the preceding paragraph:
(i) we compared the premium implied by the Transaction Consideration with the premiums paid in certain selected precedent transactions where the acquired company was publicly traded prior to the transaction; (ii) we prepared a discounted cash flow analysis using the Company Financials; (iii) we compared selected market valuation metrics of the Company and other comparable publicly-traded companies with the metrics implied by the Transaction Consideration; and
(iv) we compared the financial metrics, to the extent publicly available, of certain selected precedent transactions with the financial metrics implied by the Transaction Consideration.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company or otherwise made available to us (including, without limitation, the financial statements and related notes thereto of the Company), and have not assumed responsibility for independently verifying and have not independently verified such information.

     In rendering our opinion, we have relied, without independent investigation, upon the advice received by us from the Company that the Company Financials were prepared by the Company's management in good faith and in the ordinary course of business for use by the Company and were based on both (i) adjustments, consistent with the Company's financial books and records and summarized in the Amended Preliminary Proxy Statement, to eliminate extraordinary and non-recurring items, and (ii) in the case of the forward-looking Company Financials, the best currently available estimates of the Company's future financial performance, which, in both cases, management believed reasonable at the time of their preparation. The Company has also advised us that our use of the Company Financials in connection with our fairness analysis and the preparation of this opinion has been authorized by the Company's Board of Directors. In addition, we have assumed that the Company will perform substantially in accordance with the forward-looking Company Financials. We acknowledge that the Company has further advised us that actual results for the periods covered by the forward-looking Company Financials may differ materially from the results forecasted therein and that the Company has referred us to its Report on Form 10-K for the fiscal year ended February 1, 2003 and the Amended Preliminary Proxy Statement for an identification of certain factors that could materially affect its future operations and results.

     In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company.

     We have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and

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

agreements required to be performed by it under the Agreement, and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

     Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date.

     Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with the Transaction contemplated by the Agreement. We express no opinion and make no recommendation to any stockholder as to whether such stockholder should tender any of such stockholder's Company Common Shares into the Offer or as to how such stockholder should vote any of such Company Common Shares with respect to the Merger. This opinion shall not be disclosed, referred to, published or used (in whole or in part), nor shall any public references to us be made without our prior written consent. However, this opinion may be included in its entirety in the Offer Documents and/or the Schedule 14D-9, in each case filed with the SEC in connection with the Offer, and the Proxy Statement (if any) filed with the SEC in connection with the Merger, provided that any description of or reference to us or summary of this opinion and the related analysis in such filing is reasonably acceptable to us and our counsel.

     We express no view as to, and our opinion does not address, the merits of the underlying decision by the Company to engage in the Transaction compared to any alternative business strategy or transaction in which the Company might engage.

     Our opinion addresses solely the fairness of the Transaction Consideration payable in the Transaction, from a financial point of view, to the holders of Company Common Shares. Our opinion does not in any way address other Transaction terms or arrangements, including, without limitation, the financial or other terms of any voting, employment or financing agreement.

     Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Transaction Consideration to be paid to the holders of Company Common Shares in the Offer and the Merger pursuant to the terms of the Agreement is fair, from a financial point of view, to the holders of Company Common Shares.

                                          Very truly yours,

                                          RBC DAIN RAUSCHER INC.

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